

equinor



2024 Third quarter
Financial statements and review

2

PRESS
RELEASE

THIRD QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Key figures



Always safe
High value
Low carbon

Always safe

0.3
SIF
Serious incident frequency (per million hours worked)

2.4
TRIF
Total recordable incident frequency (per million hours worked)

7
OIL AND GAS LEAKAGES
with rate above 0.1 kg/second during the past 12 months

High value

6.91
USD BILLION
Net operating income

6.89
USD BILLION
Adjusted operating income*

6.25
USD BILLION
Cash flow from operations after taxes paid*

0.79
USD
Adjusted earnings per share*

0.70
USD PER SHARE
Announced dividend per share (ordinary + extraordinary)

6
USD BILLION
Share buy-back programme for 2024

Low carbon

6.3
KG / BOE
CO_2 upstream intensity. Scope 1 CO_2 emissions, Equinor operated, 100% basis for the first nine months of 2024

8.2
MILLION TONNES CO_2e
Absolute scope 1+2 GHG emissions for the first nine months of 2024

677
GWh
Renewable power generation Equinor share

Equinor third quarter 2024

3   Press Release

PRESS
RELEASE   THIRD QUARTER
                 2024 REVIEW   CONDENSED INTERIM FINANCIAL
                                      STATEMENTS AND NOTES   SUPPLEMENTARY
                                                                    DISCLOSURES

Equinor third quarter 2024 results

Equinor delivered adjusted operating income* of USD 6.89 billion and USD 2.04 billion after tax in the third quarter of 2024. Equinor reported net operating income of USD 6.91 billion and net income at USD 2.29 billion. Adjusted net income* was USD 2.19 billion, leading to adjusted earnings per share* of USD 0.79.

Financial and operational performance
- Solid financial results
- Effective execution of extensive turnaround programme
- Strong cash flow from operations

Strategic progress
- All-time high production from the Troll field in the gas year
- Northern Lights facility completed and ready to receive CO_2
- Acquired a 9.8 percent stake in Ørsted in October

Capital distribution
- Third quarter ordinary cash dividend of USD 0.35 per share, extraordinary cash dividend of USD 0.35 per share and fourth tranche of share buy-back of up to USD 1.6 billion
- Total capital distribution for 2024 in line with announced level of around USD 14 billion

Anders Opedal, President and CEO of Equinor ASA:
"With solid operational performance and results, we are well on track to deliver strong cashflow from operations in line with what we said at the capital markets update in February."

"Over time, we have upgraded the capacity in the gas value chain. This has contributed to an all-time high production from the Troll field in the gas year. In the quarter, the Johan Sverdrup field delivered a production record of more than 756 000 barrels of oil in one day and reached the milestone of one billion barrels produced since the start-up five years ago. This strengthens our position to deliver safe and reliable energy to Europe."

"We continue to invest in renewables and develop low carbon value chains. In the quarter, the world's first commercial storage facility, Northern Lights, was completed and is now ready to receive CO_2 from customers."



Anders Opedal

4 Press Release

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Financial information (unaudited, in USD million)	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Net operating income/(loss)	6,905	7,656	7,453	(7%)	22,192	27,022	(18%)
Net income/(loss)	2,285	1,872	2,501	(9%)	6,830	9,296	(27%)
Basic earnings per share (USD)	0.83	0.65	0.84	(2%)	2.39	3.05	(22%)
Adjusted operating income*	6,887	7,482	7,930[1]	(13%)	21,902	27,645[1]	(21%)
Adjusted net income*	2,191	2,417	2,907	(25%)	7,444	9,476	(21%)
Adjusted earnings per share* (USD)	0.79	0.84	0.98	(19%)	2.61	3.11	(16%)
Cash flows provided by operating activities	7,057	1,611	5,236	35%	17,689	21,965	(19%)
Cash flow from operations after taxes paid*	6,247	1,898	7,594	(18%)	13,985	16,953	(18%)
Net cash flow*	(3,422)	(4,222)	1,479	>(100%)	(7,636)	(5,079)	(50%)

Operational information	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Group average liquids price (USD/bbl) [1]	74.0	77.6	80.3	(8%)	75.9	74.8	2%
Total equity liquids and gas production (mboe per day) [4]	1,984	2,048	2,007	(1%)	2,065	2,043	1%
Total power generation (GWh) Equinor share	1,127	1,083	883	28%	3,487	2,993	17%
Renewable power generation (GWh) Equinor share	677	655	373	82%	2,106	1,242	70%

Key figures by segment	Adjusted operating income* (USD million)	E&P equity liquids and gas production (mboe/day)	Total power generation Equinor share (GWh)
E&P Norway	5,875	1,308	31
E&P International	407	334	
E&P USA	207	342	
MMP	545		450
REN	(115)		646
Other incl. eliminations	(31)		
Equinor Group Q3 2024	6,887	1,984	1,127
Equinor Group Q3 2023	7,930[1]	2,007	883
Equinor Group first nine months 2024	21,902	2,065	3,487
Equinor Group first nine months 2023	27,645[1]	2,043	2,993

Net debt to capital employed adjusted*	30 September 2024	31 December 2023	%-point change
Net debt to capital employed adjusted*	(2.0%)	(21.6%)	19.6

Dividend (USD per share)	Q3 2024	Q2 2024	Q3 2023
Ordinary cash dividend per share	0.35	0.35	0.30
Extraordinary cash dividend per share	0.35	0.35	0.60

In the first nine months of 2024 Equinor settled shares in the market under the 2023 and 2024 share buy-back programmes of USD 5,511 million which includes USD 4,023 million for the state share of the second, third and fourth tranche of the 2023 programme and the first tranche of the 2024 programme.

* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures

1) Restated due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

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PRESS
RELEASE

THIRD QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Operational performance

Equinor delivered a total equity production of 1,984 mboe per day in the third quarter, down from 2,007 mboe in the same quarter last year.

On the Norwegian continental shelf (NCS), production increased by 2 percent compared to the third quarter 2023. This was due to high gas production from the Troll field and positive contributions from Aasta Hansteen and Oseberg. The increase was partially offset by extensive turnarounds, natural decline and reduced ownership in the Statfjord area.

Internationally, new wells contributed positively to the production. However, the international production was negatively impacted by offshore turnarounds and hurricanes in the United States.

In the quarter, Equinor completed nine offshore exploration wells with one commercial discovery. Four wells were ongoing at the quarter end. Two wells were expensed.

Equinor produced 677 GWh from renewable assets in the third quarter, up 82 percent from the same quarter last year. The increase was driven by the addition of onshore power plants in 2024. The offshore wind parks Dudgeon, Sheringham Shoal and Arkona also contributed positively to the production.

The progress at Dogger Bank A is slower than expected. Based on this, the expected growth in power production from renewable assets in 2024 is adjusted to around 50 percent.

Strategic progress

Equinor continued to optimise the portfolio through projects and strategic business development in the quarter.

On the NCS, the Johan Castberg production vessel was securely anchored at the field in the Barents Sea and hook-up is on track for production start before year-end. In the quarter, Troll B and C became partly powered from shore, contributing to the company's efforts to strengthen competitiveness and halve operated emissions by 2030.

The recent acquisition of a 9.8 percent stake in Ørsted, gives Equinor exposure to premium offshore wind assets in operation and a solid project pipeline. In the quarter, Equinor also won an offshore wind lease in the U.S. Atlantic Ocean at an attractive price, adding optionality of around 2 gigawatt capacity to its existing portfolio. Furthermore, the company started recalibrating its portfolio of early phase renewable projects to reduce cost and focus business development toward core markets.

Equinor continues to progress its low carbon solutions portfolio. The Northern Lights facility was completed on estimated time and budget. In the UK, two key partner-operated low-carbon solution projects secured funding from the government.

Solid financial results

Equinor delivered adjusted operating income* of USD 6.89 billion. USD 5.88 billion come from Exploration and Production Norway, USD 407 million from E&P International and USD 207 million from E&P USA. Marketing, Midstream & Processing delivered

adjusted operating income* of USD 545 million, driven by LNG, power trading and geographical arbitrage for LPG. Adjusted operating income* from Renewables was negative USD 115 million, as the costs of project development exceeded the earnings from assets in operation.

Cash flow from operating activities before taxes paid and working capital items amounted to USD 9.23 billion for the third quarter. Cash flow from operations after taxes paid* was USD 6.25 billion for the quarter, and USD 14.0 billion year to date.

Equinor paid one NCS tax instalment of USD 2.87 billion in the quarter and total capital expenditures were USD 3.14 billion. Organic capital expenditure* was USD 3.08 billion for the quarter and USD 8.73 billion year to date. The organic capital expenditure* guiding for the year is adjusted to USD 12-13 billion. After taxes, capital distribution to shareholders and investments, net cash flow* ended at negative USD 3.42 billion in the third quarter. The Norwegian state's share of the share buy-back programme of USD 4.02 billion in July impacted the net cash flow*.

Adjusted net debt to capital employed ratio* was negative 2.0 percent at the end of the third quarter,

compared to negative 3.4 percent at the end of the second quarter of 2024.

Capital distribution

The board of directors has decided an ordinary cash dividend of USD 0.35 per share and an extraordinary cash dividend of USD 0.35 per share for the third quarter of 2024. This is in line with communication at the capital markets update in February.

The board has decided to initiate a fourth and final tranche of share buy-back for 2024 of up to USD 1.6 billion. The fourth tranche will commence on 25 October and end no later than 31 January 2025. This fourth tranche will complete the announced share buy-back programme of up to USD 6 billion for 2024. It will also conclude total capital distribution for 2024 of around USD 14 billion.

The third tranche of the share buy-back programme was completed on 16 October 2024 with a total value of USD 1.6 billion.

All share buy-back amounts include shares to be redeemed by the Norwegian state.

Health, safety and the environment	Twelve months average per Q3 2024	Full year 2023
Serious incident frequency (SIF)	0.3	0.4
	First nine months 2024	Full year 2023
Upstream CO$_2$ intensity (kg CO$_2$/boe)	6.3	6.7
	First nine months 2024	First nine months 2023
Absolute scope 1+2 GHG emissions (million tonnes CO$_2$e)	8.2	8.6

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2024 REVIEW

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STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Third quarter 2024 review



Troll A

Group review

Financial information (unaudited, in USD million)	Quarters			Change	First nine months		
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Total revenues and other income	25,446	25,538	26,024	(2%)	76,120	78,120	(3%)
Total operating expenses	(18,541)	(17,883)	(18,571)	(0%)	(53,927)	(51,098)	6%
Net operating income/(loss)	6,905	7,656	7,453	(7%)	22,192	27,022	(18%)
Net financial items	365	(126)	13	>100%	606	1,525	(60%)
Income tax	(4,986)	(5,658)	(4,965)	0%	(15,969)	(19,251)	(17%)
Net income/(loss)	2,285	1,872	2,501	(9%)	6,830	9,296	(27%)
Adjusted total revenues and other income*	25,518	25,538	25,663[1]	(1%)	75,845	77,480[1]	(2%)
Adjusted purchases* [5]	(13,103)	(12,325)	(12,392)	6%	(37,242)	(34,331)	8%
Adjusted operating and administrative expenses*	(2,805)	(3,070)	(2,724)[1]	3%	(8,707)	(8,291)[1]	5%
Adjusted depreciation, amortisation and net impairments*	(2,426)	(2,382)	(2,426)	0%	(7,153)	(6,856)	4%
Adjusted exploration expenses*	(296)	(279)	(190)	56%	(841)	(357)	>100%
Adjusted operating income*	6,887	7,482	7,930[1]	(13%)	21,902	27,645[1]	(21%)
Adjusted net financial items*	162	98	160	1%	633	1,083	(42%)
Income tax less tax effect on adjusting items	(4,857)	(5,164)	(5,184)	(6%)	(15,091)	(19,252)	(22%)
Adjusted net income*	2,191	2,417	2,907	(25%)	7,444	9,476	(21%)
Basic earnings per share (in USD)	0.83	0.65	0.84	(2%)	2.39	3.05	(22%)
Adjusted earnings per share* (in USD)	0.79	0.84	0.98	(19%)	2.61	3.11	(16%)
Capital expenditures and Investments	3,098	2,950	2,652	17%	8,531	7,545	13%
Cash flows provided by operating activities	7,057	1,611	5,236	35%	17,689	21,965	(19%)
Cash flows from operations after taxes paid*	6,247	1,898	7,594	(18%)	13,985	16,953	(18%)

Operational information	Quarters			Change	First nine months		
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Total equity liquid and gas production (mboe/day)	1,984	2,048	2,007	(1%)	2,065	2,043	1%
Total entitlement liquid and gas production (mboe/day)	1,860	1,916	1,879	(1%)	1,938	1,917	1%
Total Power generation (GWh) Equinor share	1,127	1,083	883	28%	3,487	2,993	17%
Renewable power generation (GWh) Equinor share	677	655	373	82%	2,106	1,242	70%
Average Brent oil price (USD/bbl)	80.2	84.9	86.8	(8%)	82.8	82.1	1%
Group average liquids price (USD/bbl)	74.0	77.6	80.3	(8%)	75.9	74.8	2%
E&P Norway average internal gas price (USD/mmbtu)	9.69	8.47	8.83	10%	8.60	12.48	(31%)
E&P USA average internal gas price (USD/mmbtu)	1.46	1.32	1.08	35%	1.52	1.78	(15%)

1) Restated due to amended principles for 'over-/underlift '. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Operations and financial results

Well executed high turnaround activity contributed to stable production levels and solid financial results in the quarter.

E&P Norway delivered strong production levels amid high turnaround activity during the third quarter. The 2% increase in production, when compared to the same period in the prior year, was driven by the continued ramp up of Breidablikk, effective turnaround activities and good operational performance. Operational challenges impacted key gas producing fields in the third quarter of 2023,

which also contributed to the relative increase for the quarter. The ramp-up of new fields and the lower level of unplanned losses contributed to the overall higher production in the first nine months of 2024 compared to the same period last year.

An increase in turnaround scope when compared to the third quarter 2023, combined with temporary shutdowns in certain fields and the impact of hurricane related interruptions in September, resulted in a production decrease from the International upstream businesses for the third

8   Group review

PRESS
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THIRD QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

quarter. In the USA, liquid producing assets were particularly affected, impacting the production mix for the quarter from E&P USA. In E&P International, the benefits of new wells onstream and volumes from the Buzzard field in the UK offset the impact of turnaround activity in Brazil for the first nine months of 2024. In E&P USA, turnaround activity in the Gulf of Mexico and curtailment of production in the Appalachian Basin resulted in a production decrease, more than offsetting the increase from the ramp up of Vito during this period.

Total power generation increased by 28% and 17% for third quarter and first nine months of 2024 compared to the prior year, driven by the developments in the renewable portfolio. The addition of onshore power plants in Brazil and Poland during 2023, and the start-up of Mendubim solar projects in 2024, drove the 82% and 70% increase in renewable power generation for the third quarter and first nine months of 2024 respectively compared to the same periods in 2023. Gas to power generation reduced compared to 2023 due to low clean spark spreads.

Higher realised gas prices, complimented by an increased share of gas in the production mix, drove strong revenue and results for the third quarter of 2024 despite the impact of reduced sales volumes and lower liquids prices. The decrease in revenue for the third quarter compared to the prior year was partially offset by an increase in gas prices and volumes in the quarter. For the first nine months of 2024 however, gas prices were lower than in 2023 impacting revenues despite the increase in production volumes.

Strong equity and third-party LNG trading in the third quarter of 2024 drove solid results from gas and power trading in the Marketing, Midstream and Processing segment. This result was supported by physical and financial trading of LPG.

An increase in operation and maintenance costs for the third quarter and first nine months of 2024 together with increased operating activity and ongoing development projects in the renewables and low carbon solutions businesses have resulted in higher adjusted operating and administrative expenses* compared to the same periods last year.

Adjusted depreciation, amortisation and net impairments* was consistent with the third quarter of 2023. The ramp up of new fields, increased production and the inclusion of Buzzard contributed to the overall increase in adjusted depreciation, amortisation and net impairments* in first nine months of 2024 compared to the same periods in 2023.

Canadian wells were expensed in the third quarter of 2024. Exploration costs associated with a dry offshore well in Argentina and Bacalhau were expensed earlier in the year. In the first nine months of 2023 previously expensed exploration wells were capitalised resulting in an overall notable increase in exploration expenses for the first nine months of 2024.

The impact of decreased long-term interest rates together with a positive development on financial investments resulted in an increase in financial items

for the third quarter of 2024 when compared to the same period in the prior year. This positive movement was partially offset by net foreign exchange losses in the quarter. The currency movements in the first nine months of 2024 have driven a decrease in financial items when compared to the same period of 2023.

Taxes and net financial result
The effective reported tax rate of 70.0% for the first nine months of 2024 increased compared to 67.4% in 2023 due to a higher share of income from jurisdictions with high tax rates, and currency effects in entities that are taxable in currencies other than the functional currency.

The effective reported tax rate of 68.6% for the third quarter of 2024 increased compared to 66.5% in 2023. The increase was mainly due to a higher share of income from jurisdictions with high tax rates.

The effective tax rate on adjusted operating income* of 69.1% for the first nine months of 2024 decreased compared to 69.2% in 2023 due to decreased prior period adjustments in 2024 compared with 2023. The effective tax rate on adjusted operating income* of 70.3% for the third quarter of 2024 increased compared to 65.6% in 2023 due to a higher share of adjusted operating income* from jurisdictions with high tax rates in 2024 compared to 2023.

A strong adjusted net income* result of USD 2,191 million and a net income of USD 2,285 million was recorded in the third quarter. The result was supported by an increase in gas prices, however this was more than offset by the impact of lower production levels, liquids

prices and increased costs when compared to the same quarter in the prior year.

Cash flow, net debt and capital distribution
Solid financial results from the business during the third quarter of 2024, driven by stable group production amid turnaround activity generated cash flows provided by operating activities before taxes paid and working capital items of USD 9,233 million. The decrease from USD 11,336 million in the prior year reflects lower liquids prices and increased purchases.

Cash flow from operations after taxes paid* decreased compared to the third quarter of 2023, from an inflow of USD 7,594 million to USD 6,247 million despite lower tax payments in the quarter. For the first nine months of 2024 cash flow from operations after taxes paid* was USD 13,985 million, down from USD 16,953 million in the prior year.

The first tax instalment of Norwegian corporate income tax relating to the 2024 results was paid in the quarter, amounting to USD 2,874 million. The reduction in payment compared to the same period in the prior year primarily reflects the lower pricing environment of 2024, primarily for liquids.

Working capital in the third quarter decreased by USD 810 million compared to the large increase of USD 2,357 million in the same period of the prior year which arose due to an increase in receivables caused by higher volumes and pricing.

Outlook

Net cash flow* decreased by USD 4,901 million from the same quarter in the prior year to an outflow of USD 3,422 million primarily reflecting substantial cash distribution of USD 4,564 million in the quarter as part of the share buy-back programme. A USD 4,023 million payment to the Norwegian state for the second, third, fourth tranche of the 2023, and first tranche of the 2024 share buy-back programme was made in the third quarter whereas the payment to the Norwegian state in the prior year was made in the second quarter.

A decrease in liquid assets in the quarter, with stable equity caused an increase in the net debt to capital employed adjusted* ratio at the end of September 2024 from negative 3.4% at the end of June 2024 to negative 2.0%.

The board of directors has decided an ordinary cash dividend of USD 0.35 per share and an extraordinary cash dividend of USD 0.35 per share for the third quarter of 2024. This is in line with communication at the capital markets update in February.

The board has decided to initiate a fourth and final tranche of share buy-back for 2024 of up to USD 1.6 billion. The fourth tranche will commence on 25 October and end no later than 31 January 2025.

This fourth tranche will complete the announced share buy-back programme of up to USD 6 billion for 2024. It will also conclude total capital distribution for 2024 of around USD 14 billion.

The third tranche of the share buy-back programme was completed on 16 October 2024 with a total value of USD 1.6 billion.

All share buy-back amounts include shares to be redeemed by the Norwegian state.

Health, safety and the environment
The twelve-month average serious incident frequency (SIF) for the period ending 30 September 2024 was 0.3, a decrease from 2023 which ended at 0.4.

Absolute scope 1+2 GHG emissions for Equinor's operated production, on a 100% basis, were 8.2 million tonnes CO_2e for the first nine month of 2024. This represents a decrease of 0.4 million tonnes CO_2e compared to the same period last year. The decrease in GHG emissions is primarily due to a turnaround at Åsgard B, the decommissioning of Heimdal, and partial electrification of Troll B and C in 2024.

- **Organic capital expenditures*** are estimated at USD 12-13 billion for 2024[1].
- **Oil & gas production** for 2024 is estimated to be stable compared to the 2023 level [6].
- **Renewable power generation** for 2024 is estimated to increase by around fifty percent compared to the 2023 level.
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 50 mboe per day for the full year of 2024.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply, demand and pricing represent the most significant risks related to the foregoing production guidance.

For further information, see "Forward Looking Statements" in the Supplementary disclosures.

1) USD/NOK exchange rate assumption of 10.


Dudgeon wind farm

Supplementary operational disclosures

Operational information	Quarters			Change	First nine months		
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Prices							
Average Brent oil price (USD/bbl)	**80.2**	84.9	86.8	(8%)	**82.8**	82.1	1%
E&P Norway average liquids price (USD/bbl)	**77.1**	80.6	84.3	(9%)	**79.0**	78.3	1%
E&P International average liquids price (USD/bbl)	**71.4**	75.4	79.1	(10%)	**73.6**	72.4	2%
E&P USA average liquids price (USD/bbl)	**65.1**	68.0	68.1	(4%)	**66.4**	63.9	4%
Group average liquids price (USD/bbl) [1]	**74.0**	77.6	80.3	(8%)	**75.9**	74.8	2%
Group average liquids price (NOK/bbl) [1]	**793**	833	842	(6%)	**809**	783	3%
E&P Norway average internal gas price (USD/mmbtu) [8]	**9.69**	8.47	8.83	10%	**8.60**	12.48	(31%)
E&P USA average internal gas price (USD/mmbtu) [8]	**1.46**	1.32	1.08	35%	**1.52**	1.78	(15%)
Realised piped gas price Europe (USD/mmbtu) [7]	**11.24**	9.94	10.93	3%	**10.15**	14.15	(28%)
Realised piped gas price US (USD/mmbtu) [7]	**1.66**	1.53	1.57	6%	**1.86**	2.10	(11%)
Refining reference margin (USD/bbl) [2]	**2.8**	7.9	15.2	(82%)	**6.0**	11.6	(48%)
Entitlement production (mboe per day)							
E&P Norway entitlement liquids production	**608**	630	636	(4%)	**629**	641	(2%)
E&P International entitlement liquids production	**233**	227	252	(7%)	**237**	235	1%
E&P USA entitlement liquids production	**127**	132	155	(18%)	**132**	142	(7%)
Group entitlement liquids production	**968**	989	1,044	(7%)	**998**	1,017	(2%)
E&P Norway entitlement gas production	**701**	744	647	8%	**753**	703	7%
E&P International entitlement gas production	**23**	23	25	(8%)	**23**	27	(17%)
E&P USA entitlement gas production	**169**	160	164	3%	**165**	169	(3%)
Group entitlement gas production	**892**	927	836	7%	**940**	900	5%
Total entitlement liquids and gas production [3]	**1,860**	1,916	1,879	(1%)	**1,938**	1,917	1%

Operational information	Quarters			Change	First nine months		
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Equity production (mboe per day)							
E&P Norway equity liquids production	**608**	630	636	(4%)	**629**	641	(2%)
E&P International equity liquids production	**300**	302	318	(6%)	**306**	298	3%
E&P USA equity liquids production	**142**	148	174	(19%)	**148**	158	(7%)
Group equity liquids production	**1,050**	1,080	1,128	(7%)	**1,082**	1,097	(1%)
E&P Norway equity gas production	**701**	744	647	8%	**753**	703	7%
E&P International equity gas production	**34**	34	37	(8%)	**34**	42	(17%)
E&P USA equity gas production	**200**	189	195	3%	**195**	201	(3%)
Group equity gas production	**934**	968	879	6%	**983**	946	4%
Total equity liquids and gas production [4]	**1,984**	2,048	2,007	(1%)	**2,065**	2,043	1%
Power generation							
Power generation (GWh) Equinor share	**1,127**	1,083	883	28%	**3,487**	2,993	17%
Renewable power generation (GWh) Equinor share[1]	**677**	655	373	82%	**2,106**	1,242	70%

1) Includes Hywind Tampen renewable power generation.

11   Supplementary operational disclosures

PRESS
RELEASE

THIRD QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Health, safety and the environment

	Twelve months average per Q3 2024	Full year 2023
Total recordable injury frequency (TRIF)	2.4	2.4
Serious Incident Frequency (SIF)	0.3	0.4
Oil and gas leakages (number of)[1]	7	10

	First nine months 2024	Full year 2023
Upstream CO_2 intensity (kg CO_2/boe)[2]	6.3	6.7

	First nine months 2024	First nine months 2023
Absolute scope 1+2 GHG emissions (million tonnes CO_2e)[3]	8.2	8.6

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Operational control, total scope 1 emissions of CO_2 from exploration and production, divided by total production (boe).
3) Operational control, total scope 1 and 2 emissions of CO_2 and CH_4.



Kollsnes

12 Exploration & Production Norway

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Exploration & Production Norway

Financial information (unaudited, in USD million)	Quarters			Change	First nine months		Change
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	
Total revenues and other income	8,081	8,426	7,938	2%	24,386	28,264	(14%)
Total operating expenses	(2,207)	(2,297)	(2,604)	(15%)	(6,626)	(6,914)	(4%)
Net operating income/(loss)	5,875	6,129	5,335	10%	17,760	21,350	(17%)
Adjusted total revenues and other income*	8,081	8,426	7,958[1]	2%	24,386	28,393[1]	(14%)
Adjusted operating and administrative expenses*	(871)	(982)	(788)[1]	11%	(2,718)	(2,702)[1]	1%
Adjusted depreciation, amortisation and net impairments*	(1,193)	(1,206)	(1,107)	8%	(3,572)	(3,285)	9%
Adjusted exploration expenses*	(143)	(109)	(120)	19%	(336)	(337)	(0%)
Adjusted operating income/(loss)*	5,875	6,129	5,942[1]	(1%)	17,760	22,068[1]	(20%)
Additions to PP&E, intangibles and equity accounted investments	1,462	1,579	1,421	3%	4,413	4,362	1%

Operational information E&P Norway	Quarters			Change	First nine months		Change
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	
E&P entitlement liquid and gas production (mboe/day)	1,308	1,375	1,283	2%	1,382	1,344	3%
Average liquids price (USD/bbl)	77.1	80.6	84.3	(9%)	79.0	78.3	1%
Average internal gas price (USD/mmbtu)	9.69	8.47	8.83	10%	8.60	12.48	(31%)

1) *Restated due to amended principles for 'over-/underlift '. For further information see Amended Principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.*

Production & revenues

E&P Norway delivered production at a strong level in the third quarter of 2024 due to efficient turnaround activity and the ramp-up of Breidablikk. Gas production increased by 8% compared to the same quarter last year, which was marked by planned turnarounds and unplanned turnaround extensions on specific gas-producing fields. Compared to the third quarter of 2023, liquids production was down by 4%, driven by a larger scope of turnaround activity, natural decline and planned maintenance on various fields.

The ramp-up of new fields and the lower level of unplanned losses contributed to the overall higher production in the first nine months of 2024 compared to the same period last year.

Liquids prices were lower in the third quarter of 2024 compared to the third quarter of last year, while gas prices were higher relative to the same period. The development in prices combined with robust gas production resulted in relatively stable revenue levels.

The significant decline in gas prices during 2023 which continued into the first half of 2024 was the main driver of lower revenues for the first nine months of 2024 compared to the same period in 2023.

Operating expenses and financial results

Higher operation and maintenance costs increased operating and administrative expenses in the third quarter and the first nine months of 2024 compared to the same periods last year. This increase was partially offset by the reduction in CO_2 quota prices and the Statfjord area divestment. Operating and administrative expenses in the third quarter of 2023 were impacted by a significant underlift effect.

In the third quarter and first nine months of 2024, adjusted depreciation, amortisation and net impairments* increased compared to the same periods last year due to the ramp up of new fields and field-specific investments. This increase was partially offset by the impacts of prior period impairments.

Exploration activity was at the same level in the third quarter of 2024 compared to the same quarter last year (9 wells), but a higher cost per well and lower capitalisation rate led to an increase in exploration expenses. The increase was partially offset by lower seismic activities.

In the third quarter and the first nine months of 2023, net operating income was adversely affected by an impairment of USD 588 million related to an asset in the North Sea.

13 Exploration & Production International

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Exploration & Production International

Financial information (unaudited, in USD million)	Quarters			Change	First nine months		
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Total revenues and other income	1,597	1,909	1,990	(20%)	5,160	5,143	0%
Total operating expenses	(1,190)	(1,209)	(1,152)	3%	(3,438)	(3,146)	9%
Net operating income/(loss)	407	699	838	(51%)	1,722	1,996	(14%)
Adjusted total revenues and other income*	1,597	1,909	1,983[1]	(19%)	5,160	5,044[1]	2%
Adjusted purchases*	11	(23)	58	(81%)	21	(25)	>(100%)
Adjusted operating and administrative expenses*	(519)	(582)	(541)[1]	(4%)	(1,496)	(1,353)[1]	11%
Adjusted depreciation, amortisation and net impairments*	(544)	(453)	(594)	(8%)	(1,526)	(1,520)	0%
Adjusted exploration expenses*	(138)	(151)	(47)	>100%	(437)	71	>(100%)
Adjusted operating income/(loss)*	407	699	860[1]	(53%)	1,722	2,217[1]	(22%)
Additions to PP&E, intangibles and equity accounted investments	760	779	888	(14%)	2,295	3,453	(34%)

Operational information E&P International	Quarters			Change	First nine months		
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
E&P equity liquid and gas production (mboe/day)	334	336	355	(6%)	340	340	0%
E&P entitlement liquid and gas production (mboe/day)	256	249	277	(8%)	259	262	(1%)
Production sharing agreements (PSA) effects	79	86	78	0%	81	78	4%
Average liquids price (USD/bbl)	71.4	75.4	79.1	(10%)	73.6	72.4	2%

1) *Restated due to amended principles for 'over-/underlift '. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.*

Production & revenues

Equity production decreased this quarter compared to the same quarter last year, primarily due to natural decline in certain fields and temporary shutdowns in Brazil and Libya. The reduction was partially offset by the ramp-up of new wells, which supported overall production levels. Increased turnaround activities in the quarter further contributed to the decrease in production. The production for the first nine months of 2024 is at the same level as last year. The contribution from new wells along with decreased turnaround activities and the contribution from the Buzzard field in the UK was offset by the impact from temporary shutdowns in Brazil and Libya and natural decline in 2024.

Production sharing agreements (PSA) effects in the third quarter of 2024 are at the same level compared to third quarter last year. The increase in production sharing agreements (PSA) effects in the first nine months of 2024 compared to the same period last year were driven by higher production from Angola PSA fields and higher liquids prices.

The decrease in liquids prices and lower lifted volumes in the third quarter of 2024 led to lower revenues compared to the same quarter last year. The first nine months cumulative revenues are on the same level as last year.

Operating expenses and financial results

A reduction in volumes sold contributed to lower operating and administrative expenses in the third quarter of 2024 compared to the same period last year. This decrease was offset by higher expenses

related to scheduled maintenance activities. For the first nine months of 2024, operating and administrative expenses increased compared to the same period in 2023, driven by additional operating and maintenance activities in Brazil and the UK.

Depreciation decreased in the third quarter of 2024 compared to the same period last year, due to higher turnaround activities in Brazil and the cessation of depreciation on the ACG field in Azerbaijan, following the divestment agreement with SOCAR. Depreciation expenses in the first nine months of 2024 were on par with the same period last year.

Exploration expenses increased in the third quarter of 2024 compared to the same period last year, due to expensed wells in Canada. The first nine months increase in 2024 compared to 2023 is mainly due to the capitalisation of previously expensed exploration wells in Brazil in 2023.

Lower production in the third quarter reduced net operating income compared to the same period last year, while higher exploration expenses drove the decrease for the first nine months despite stable production levels.

The reduction in additions to PP&E, intangibles, and equity accounted investments in the current quarter of 2024 is mainly related to new vessel contracts in Brazil in the same quarter last year. The first nine months numbers are lower in 2024 due to the acquisition of Suncor Energy UK Limited in 2023.

14 Exploration & Production USA

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RELEASE

THIRD QUARTER
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CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

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DISCLOSURES

Exploration & Production USA

Financial information (unaudited, in USD million)	Quarters			Change	First nine months		Change
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	
Total revenues and other income	943	1,001	1,162	(19%)	2,999	3,153	(5%)
Total operating expenses	(737)	(737)	(496)	48%	(2,152)	(1,944)	11%
Net operating income/(loss)	207	264	666	(69%)	847	1,210	(30%)
Adjusted total revenues and other income*	943	1,001	1,130	(16%)	2,999	3,121	(4%)
Adjusted operating and administrative expenses*	(314)	(291)	(293)	7%	(885)	(849)	4%
Adjusted depreciation, amortisation and net impairments*	(408)	(427)	(472)	(14%)	(1,199)	(1,273)	(6%)
Adjusted exploration expenses*	(15)	(19)	(23)	(33%)	(68)	(91)	(25%)
Adjusted operating income/(loss)*	207	264	343	(40%)	847	908	(7%)
Additions to PP&E, intangibles and equity accounted investments	330	1,522	338	(2%)	2,211	874	>100%

Operational information E&P USA	Quarters			Change	First nine months		Change
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	
E&P equity liquid and gas production (mboe/day)	342	337	369	(7%)	343	360	(5%)
E&P entitlement liquid and gas production (mboe/day)	296	292	319	(7%)	297	311	(4%)
Royalties	46	46	50	(8%)	46	49	(5%)
Average liquids price (USD/bbl)	65.1	68.0	68.1	(4%)	66.4	63.9	4%
Average internal gas price (USD/mmbtu)	1.46	1.32	1.08	35%	1.52	1.78	(15%)

Production & revenues

In the third quarter and first nine months of 2024, E&P USA reports lower production compared to the same periods in 2023 mainly due turnaround activity, impacts from hurricanes in the Gulf of Mexico and curtailment of production affecting the Appalachia onshore assets.

Lower liquids prices negatively impacted revenue in the third quarter, partially offset by higher gas prices. For the first nine months of 2024, the impact of lower production was offset by higher liquids realised prices when compared to the prior year.

Operating expenses and financial results

Operating and administration expenses increased in the third quarter and the first nine months of 2024 compared to the same periods last year. This increase was primarily due to higher well maintenance expenditures in multiple offshore assets, offset by lower offshore production which reduced transportation expenses.

Lower offshore production also resulted in a decrease in depreciation in the third quarter and the first nine months of 2024 when compared to the same periods of 2023. This was partially offset by a depreciation expense related to an increase in abandonment cost estimate for a late life asset in the Gulf of Mexico during the second quarter of 2024 impacting the first nine months of 2024.

Exploration expenditures were slightly lower in the third quarter of 2024 partly due to the sanctioning of the Sparta project late in 2023, resulting in the project meeting the criteria for capitalisation.

The increase in additions to PP&E, intangibles and equity accounted investments in 2024, compared to 2023, is primarily attributed to the swap with EQT closed in the second quarter. This resulted in an increase in the Northern Marcellus formation offset by a decrease from the Appalachia operated assets impacting PPE disposals.

15 Marketing, Midstream & Processing

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Marketing, Midstream & Processing

Financial information	Quarters			Change	First nine months		
(unaudited, in USD million)	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Total revenues and other income	**25,204**	25,190	25,712	(2%)	**75,218**	77,240	(3%)
Total operating expenses	**(24,660)**	(24,693)	(24,730)	(0%)	**(72,875)**	(73,990)	(2%)
Net operating income/(loss)	**544**	497	982	(45%)	**2,343**	3,250	(28%)
Adjusted total revenues and other income*	**25,276**	25,189	25,371	(0%)	**74,943**	76,603	(2%)
Adjusted purchases* [5]	**(23,369)**	(23,187)	(23,083)	1%	**(68,583)**	(69,492)	(1%)
Adjusted operating and administrative expenses*	**(1,119)**	(1,238)	(1,195)	(6%)	**(3,695)**	(3,623)	2%
Adjusted depreciation, amortisation and net impairments*	**(243)**	(242)	(217)	12%	**(712)**	(669)	6%
Adjusted operating income/(loss)*	**545**	521	876	(38%)	**1,953**	2,818	(31%)
- Gas and Power	**454**	509	371	22%	**1,492**	1,567	(5%)
- Crude, Products and Liquids	**252**	195	466	(46%)	**906**	1,275	(29%)
- Other	**(161)**	(183)	38	>(100%)	**(444)**	(24)	>100%
Additions to PP&E, intangibles and equity accounted investments	**185**	189	342	(46%)	**585**	626	(7%)

Operational information	Quarters			Change	First nine months		
Marketing, Midstream and Processing	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Liquids sales volumes (mmbl)	**258.5**	253.8	260.0	(1%)	**760.0**	710.7	7%
Natural gas sales Equinor (bcm)	**14.7**	15.4	13.0	13%	**46.9**[1)	42.8	10%
Natural gas entitlement sales Equinor (bcm)	**12.3**	12.9	12.0	2%	**39.5**	38.7	2%
Power generation (GWh) Equinor share	**450**	428	510	(12%)	**1,381**	1,751	(21%)
Realised piped gas price Europe (USD/mmbtu)	**11.24**	9.94	10.93	3%	**10.15**	14.15	(28%)
Realised piped gas price US (USD/mmbtu)	**1.66**	1.53	1.57	6%	**1.86**	2.10	(11%)

1) Equinor natural gas sales volumes reported for the first quarter of 2024 were restated from 16.3 bcm to 16.8 bcm.

Volumes, pricing & revenues

Liquids sales volumes increased compared to both the second quarter of 2024 and the first nine months of 2023 primarily due to higher sales of third-party volumes partially offset by lower equity production.

Gas sales declined compared to the second quarter of 2024 due to lower NCS gas production caused by maintenance activity. The increase in gas sales relative to the first nine months of 2023 was driven by higher NCS gas production and third-party sales, partially offset by lower EPI production.

Gas to power generation was consistent with the previous quarter but decreased compared to the first nine months of 2023 due to lower clean spark spread.

Realised European piped gas price increased in the third quarter of 2024 compared to the previous quarter, due to an increase in market prices driven by continued geopolitical risks and supply disruptions despite low seasonal demand. Compared to the same quarter last year, the realised European piped gas price increased explained by higher market prices.

Realised piped gas price in the US increased in the third quarter of 2024 compared to the previous quarter due to lower natural gas supply and higher demand. Compared to the third quarter of last year, reduced production in the third quarter of 2024 increased the realised US piped gas price.

Financial results

Gas and Power contributed significantly to adjusted operating income* during the third quarter due to strong equity and third-party LNG trading, along with the realisation of physical gas sales and power trading. Crude, Products, and Liquids achieved a good result driven by physical and financial trading of crude and LPG supported by shipping optimisation. The Other sub-segment was impacted by low refining margins and high activity associated with developing low carbon projects.

Adjusted operating income* increased slightly compared to the previous quarter. A higher contribution from Crude, Products and Liquids was partially offset by lower realisation from natural gas sales.

Adjusted operating income* for the first nine month of 2024 was lower than the same period last year across the subsegments, due to lower crude, products and refining margins, reduced clean spark spread and refinery throughput as well as increased cost driven by higher activity related to developing low carbon projects.

Net operating income includes the net effect of fair value change in commodity derivatives and storages, impairment reversal, changes in onerous provisions and operational storage value change.

16   Renewables

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RELEASE

THIRD QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
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Renewables

Financial information (unaudited, in USD million)	Quarters			Change	First nine months		
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Revenues third party, other revenue and other income	26	12	10	>100%	67	24	>100%
Net income/(loss) from equity accounted investments	7	37	(16)	>100%	75	(27)	>100%
Total revenues and other income	33	49	(5)	>100%	142	(3)	>100%
Total operating expenses	(199)	(140)	(406)	(51%)	(618)	(589)	5%
Net operating income/(loss)	(166)	(90)	(412)	60%	(476)	(591)	19%
Adjusted total revenues and other income*	33	49	(5)	>100%	142	(3)	>100%
Adjusted operating and administrative expenses*	(144)	(122)	(100)	45%	(387)	(266)	45%
Adjusted depreciation, amortisation and net impairments*	(5)	(18)	(3)	65%	(31)	(6)	>100%
Adjusted operating income/(loss)*	(115)	(90)	(108)	(7%)	(275)	(275)	(0%)
Additions to PP&E, intangibles and equity accounted investments	361	608	193	88%	1,593	1,311	21%

Operational information Renewables	Quarters			Change	First nine months		
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Renewables power generation (GWh) Equinor share	646	634	352	83%	2,019	1,198	69%

Power generation
The substantial increase in power generation in the third quarter and first nine months of 2024 compared to the same periods of 2023 was driven by the addition of onshore power plants in Brazil and Poland, and the start of production at the partner operated Mendubim solar plants in Brazil. Total onshore renewables generated 383 GWh in the third quarter of 2024. Offshore wind farms generated 263 GWh, with the majority coming from Dudgeon, Sheringham Shoal and Arkona. The Dogger Bank A wind farm is expected to start commercial production in the second half of 2025.

Total revenues and other income
The addition of onshore wind farms in operation in Brazil and Poland increased the contribution to revenues third party, other revenue and other income in the third quarter and first nine months of 2024 compared to the same periods in the prior year. Net income/(loss) from equity-accounted investments increased significantly in the third quarter and the first nine months of 2024 compared to the same periods in 2023.

Results from joint venture assets in operation increased compared to the third quarter last year, positively impacted by price adjustments from previous periods and insurance income. Lower project development costs compared to the prior year, resulting from divestment and changed consolidation method for the US offshore wind projects, contributed to increased net result from equity accounted investments for the quarter and first nine months. The capitlisation of expenditures for Bałtyk, the offshore wind project in Poland, from the third quarter of 2023 also supported the increase for the first nine months of 2024.

Operating expenses and financial results
Higher operating activity levels from ongoing development projects combined with increased business development expenditures contributed to an upward trend in operating and administrative expenses in the third quarter and first nine months of 2024 compared to the same periods of 2023.

The adjusted operating loss* for the third quarter and first nine months of 2024 was comparable to the same periods of 2023. The increase in operating expenses from ongoing projects offset higher revenues from assets in operation during 2024.

Net operating loss includes the effect of a USD 50 million impairment of an offshore wind lease project in California in the third quarter of 2024, with a USD 300 million impairment on Equinor's offshore wind projects on the US Northeast coast impacting the third quarter of the prior year.

The net operating loss for the first nine months of 2024 also included a USD 147 million net loss resulting from the asset swap transaction between Equinor and bp in the first quarter, under which Equinor took full ownership of the Empire Wind lease and projects and bp took full ownership of the Beacon Wind lease and projects.

Additions to PP&E, intangibles, and equity accounted investments for the third quarter of 2024 increased compared to the same quarter last year. In the third quarter of 2024, USD 60 million for onshore renewables and USD 301 million was allocated for offshore wind projects, primarily related to the South Brooklyn Marine Terminal (SBMT) and Empire Wind projects in the US and investments related to projects in the UK.

17   Condensed interim financial statements and notes

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Condensed interim financial statements and notes



Peregrino B

18 Condensed interim financial statements and notes

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

CONSOLIDATED STATEMENT OF INCOME

(unaudited, in USD million)	Note	Quarters			First nine months	
		Q3 2024	Q2 2024	Q3 2023	2024	2023
Revenues	4	25,416	25,462	25,924	75,967	78,005
Net income/(loss) from equity accounted investments		(1)	12	(25)	43	30
Other income		31	65	124	110	85
Total revenues and other income	2	25,446	25,538	26,024	76,120	78,120
Purchases [net of inventory variation]		(13,104)	(12,145)	(12,269)	(37,171)	(34,371)
Operating expenses	3	(2,518)	(2,761)	(2,420)	(7,909)	(7,707)
Selling, general and administrative expenses		(304)	(348)	(295)	(994)	(814)
Depreciation, amortisation and net impairments		(2,318)	(2,348)	(3,369)	(7,011)	(7,812)
Exploration expenses		(296)	(279)	(218)	(841)	(394)
Total operating expenses	2	(18,541)	(17,883)	(18,571)	(53,927)	(51,098)
Net operating income/(loss)	2	6,905	7,656	7,453	22,192	27,022

(unaudited, in USD million)	Note	Quarters			First nine months	
		Q3 2024	Q2 2024	Q3 2023	2024	2023
Interest income and other financial income		460	495	580	1,515	1,788
Interest expenses and other financial expenses		(370)	(394)	(412)	(1,181)	(1,292)
Other financial items		275	(226)	(155)	272	1,029
Net financial items	5	365	(126)	13	606	1,525
Income/(loss) before tax		7,271	7,530	7,466	22,798	28,547
Income tax	6	(4,986)	(5,658)	(4,965)	(15,969)	(19,251)
Net income/(loss)		2,285	1,872	2,501	6,830	9,296
Attributable to equity holders of the company		2,282	1,861	2,497	6,810	9,282
Attributable to non-controlling interests		3	12	4	19	14
Basic earnings per share (in USD)		0.83	0.65	0.84	2.39	3.05
Diluted earnings per share (in USD)		0.82	0.65	0.84	2.39	3.04
Weighted average number of ordinary shares outstanding (in millions)		2,760	2,850	2,971	2,849	3,043
Weighted average number of ordinary shares outstanding diluted (in millions)		2,767	2,856	2,978	2,855	3,050

19   Condensed interim financial statements and notes

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters			First nine months	
(unaudited, in USD million)	Q3 2024	Q2 2024	Q3 2023	2024	2023
Net income/(loss)	2,285	1,872	2,501	6,830	9,296
Actuarial gains/(losses) on defined benefit pension plans	(98)	74	20	489	618
Income tax effect on income and expenses recognised in OCI[1]	24	(14)	(8)	(107)	(145)
Items that will not be reclassified to the Consolidated statement of income	(74)	60	12	382	472
Foreign currency translation effects	972	158	(284)	36	(1,756)
Share of OCI from equity accounted investments	(48)	(3)	(17)	(43)	11
Items that may be subsequently reclassified to the Consolidated statement of income	925	155	(301)	(7)	(1,745)
Other comprehensive income/(loss)	850	215	(289)	375	(1,273)
Total comprehensive income/(loss)	3,135	2,088	2,212	7,204	8,023
Attributable to the equity holders of the company	3,132	2,076	2,207	7,185	8,009
Attributable to non-controlling interests	3	12	4	19	14

1)   Other comprehensive income (OCI).



Northern Lights

CONSOLIDATED BALANCE SHEET

(in USD million)	Note	At 30 September 2024 (unaudited)	At 31 December 2023 (audited)
ASSETS			
Property, plant and equipment	2	60,728	58,822
Intangible assets	3	6,330	5,709
Equity accounted investments		2,509	2,508
Deferred tax assets		7,412	7,936
Pension assets		1,676	1,260
Derivative financial instruments		572	559
Financial investments		3,743	3,441
Prepayments and financial receivables		1,610	1,291
Total non-current assets		84,579	81,525
Inventories		3,258	3,814
Trade and other receivables[1]		10,583	13,204
Prepayments and financial receivables[1]		3,628	3,729
Derivative financial instruments		796	1,378
Financial investments		22,712	29,224
Cash and cash equivalents[2]		8,002	9,641
Total current assets		48,978	60,990
Assets classified as held for sale	3	1,559	1,064
Total assets		135,117	143,580

(in USD million)	Note	At 30 September 2024 (unaudited)	At 31 December 2023 (audited)
EQUITY AND LIABILITIES			
Shareholders' equity		44,352	48,490
Non-controlling interests		33	10
Total equity		44,385	48,500
Finance debt	5	20,200	22,230
Lease liabilities		2,227	2,290
Deferred tax liabilities		13,776	13,345
Pension liabilities		3,914	3,925
Provisions and other liabilities	7	15,316	15,304
Derivative financial instruments		1,424	1,795
Total non-current liabilities		56,856	58,890
Trade and other payables[3]		9,162	9,556
Provisions and other liabilities[3]		2,198	2,314
Current tax payable	6	11,569	12,306
Finance debt	5, 8	5,903	5,996
Lease liabilities		1,266	1,279
Dividends payable		1,922	2,649
Derivative financial instruments		1,066	1,619
Total current liabilities		33,085	35,719
Liabilities directly associated with the assets classified as held for sale	3	791	471
Total liabilities		90,732	95,080
Total equity and liabilities		135,117	143,580

1) Disaggregated from the line-item Trade and other receivables starting from the first quarter of 2024.
2) Includes collateral deposits of USD 1.8 billion for 30 September 2024 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 31 December 2023 is USD 1.6 billion.
3) Disaggregated from the line-item Trade, other payables and provisions starting from the first quarter of 2024.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 1 January 2023	1,142	3,041	58,236	(8,855)	424	53,988	1	53,989
Net income/(loss)			9,282			9,282	14	9,296
Other comprehensive income/(loss)			472	(1,756)	11	(1,273)		(1,273)
Total comprehensive income/(loss)								8,023
Dividends			(8,140)			(8,140)		(8,140)
Share buy-back	(42)	(5,093)				(5,135)		(5,135)
Other equity transactions		(3)				(3)		(3)
At 30 September 2023	1,101	(2,056)	59,849	(10,611)	434	48,718	15	48,733
At 1 January 2024	1,101	0	56,521	(9,442)	310	48,490	10	48,500
Net income/(loss)			6,810			6,810	19	6,830
Other comprehensive income/(loss)			382	36	(43)	375		375
Total comprehensive income/(loss)								7,204
Dividends			(5,900)			(5,900)		(5,900)
Share buy-back[1]	(49)	11	(5,370)			(5,408)		(5,408)
Other equity transactions		(11)	(4)			(15)	3	(12)
At 30 September 2024	1,052	0	52,439	(9,406)	267	44,352	33	44,385

1) For more information see note 8 Capital distribution.

22 Condensed interim financial statements and notes

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, in USD million)	Note	Quarters			First nine months	
		Q3 2024	Q2 2024	Q3 2023	2024	2023
Income/(loss) before tax		7,271	7,530	7,466	22,798	28,547
Depreciation, amortisation and net impairments, including exploration write-offs		2,327	2,346	3,421	7,099	7,732
(Gains)/losses on foreign currency transactions and balances	5	243	193	12	133	(1,140)
(Gains)/losses on sale of assets and businesses	3	0	(11)	0	118	260
(Increase)/decrease in other items related to operating activities[1, 2]		(615)	(737)	21	(2,234)	(579)
(Increase)/decrease in net derivative financial instruments		(272)	138	195	(8)	1,735
Interest received		419	555	407	1,380	1,311
Interest paid		(139)	(266)	(186)	(617)	(740)
Cash flows provided by operating activities before taxes paid and working capital items		9,233	9,748	11,336	28,670	37,126
Taxes paid		(2,986)	(7,850)	(3,743)	(14,685)	(20,173)
(Increase)/decrease in working capital		810	(286)	(2,357)	3,704	5,011
Cash flows provided by operating activities		7,057	1,611	5,236	17,689	21,965
Cash (used)/received in business combinations	3	0	(467)	(100)	(467)	(1,155)
Capital expenditures and investments	3	(3,098)	(2,950)	(2,652)	(8,531)	(7,545)
(Increase)/decrease in financial investments		1,376	4,185	(2,679)	6,069	3,454
(Increase)/decrease in derivative financial instruments		(13)	99	14	40	(1,527)
(Increase)/decrease in other interest-bearing items		(69)	(283)	(219)	(562)	(180)
Proceeds from sale of assets and businesses[3]	3	6	50	0	115	118
Cash flows provided by/(used in) investing activities		(1,798)	633	(5,636)	(3,337)	(6,835)

(unaudited, in USD million)	Note	Quarters			First nine months	
		Q3 2024	Q2 2024	Q3 2023	2024	2023
Repayment of finance debt		(190)	0	0	(2,090)	(2,476)
Repayment of lease liabilities		(367)	(375)	(336)	(1,115)	(1,004)
Dividends paid		(1,944)	(2,072)	(2,613)	(6,665)	(8,199)
Share buy-back		(4,564)	(398)	(531)	(5,511)	(5,071)
Net current finance debt and other financing activities[2]		1,069	(471)	(1,195)	(558)	779
Cash flows provided by/(used in) financing activities		(5,996)	(3,315)	(4,675)	(15,938)	(15,971)
Net increase/(decrease) in cash and cash equivalents		(737)	(1,070)	(5,074)	(1,586)	(841)
Effect of exchange rate changes on cash and cash equivalents		98	29	(156)	(54)	(318)
Cash and cash equivalents at the beginning of the period (net of overdraft)		8,641	9,682	19,650	9,641	15,579
Cash and cash equivalents at the end of the period (net of overdraft)[4]		8,002	8,641	14,420	8,002	14,420

1) The line item includes a fair value gain related to inventory of USD 66 million in the third quarter 2024 and a gain of USD 673 million in first nine months of 2024. The corresponding amount in third quarter 2023 was a fair value loss of USD 13 million and a loss of USD 247 million in the first nine months in 2023.
2) Cash flows related to variation margin collaterals on over-the-counter (OTC) commodity derivatives form part of Equinor's principal revenue-making activities. From 1 January 2024, these cash flows are therefore presented within the line-item (Increase)/decrease in other items related to operating activities. In previous periods these cash flows have been presented within the line-item Net current finance debt and other financing activities. Comparative figures have not been restated due to immateriality.
3) In the first nine months of 2023 this line item includes cash consideration net of cash disposed, related to the disposal of Equinor Energy Ireland Limited at closing date 31 March 2023.
4) At 30 September 2024 and at 31 December 2023 cash and cash equivalents net overdraft were zero. At 30 September 2023 cash and cash equivalents included a net overdrafts of USD 524 million.

23   Condensed interim financial statements and notes

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RELEASE

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2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

Note 1. Organisation and basis of preparation

Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The registered office address is Forusbeen 50, N-4035, Stavanger, Norway.

The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as other businesses. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf, is a co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's condensed interim financial statements for the third quarter of 2024 were authorised for issue by the board of directors on 23 October 2024.

Basis of preparation
These condensed interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by IFRS® Accounting Standards for a complete set of financial statements and should

be read in conjunction with the Consolidated annual financial statements for 2023. IFRS Accounting Standards as adopted by the EU differs in certain respects from IFRS Accounting Standards as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented.

Certain amounts in the comparable years have been reclassified to conform to current year presentation. As a result of rounding differences, numbers or percentages may not add up to the total.

The condensed interim financial statements are unaudited.

Accounting policies
The accounting policies applied in the preparation of the condensed interim financial statements are consistent with those used in the preparation of Equinor's consolidated annual financial statements for 2023. A description of the material accounting policies is included in Equinor's consolidated annual financial statements for 2023. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the consolidated annual financial statements for 2023.

For information about IFRS Accounting Standards, amendments to IFRS Accounting Standards and IFRIC®

Interpretations effective from 1 January 2024, that could affect the consolidated financial statements, please refer to note 2 in Equinor's consolidated financial statements for 2023. None of the amendments to IFRS Accounting Standards effective from 1 January 2024 has had a significant impact on the condensed interim financial statements. Equinor has not early adopted any IFRS Accounting Standards, amendments to IFRS Accounting Standards or IFRIC Interpretations issued, but not yet effective.

Use of judgements and estimates
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Please refer to note 2 in Equinor's consolidated financial statements for 2023 for more information about accounting judgement and key sources of estimation uncertainty. See note 2 Segments in this report for further information about management's future commodity price assumptions and long-term NOK currency exchange rate assumptions.

Note 2. Segments

Equinor's operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.

The accounting policies of the reporting segments equal those applied in these condensed interim financial statements, except for the line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.

24   Condensed interim financial statements and notes

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2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Third quarter 2024
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	63	126	62	25,133	21	13	0	25,416
Revenues and other income inter-segment	7,988	1,467	881	83	6	8	(10,433)	0
Net income/(loss) from equity accounted investments	0	3	0	(11)	7	(0)	0	(1)
Other income	31	0	0	0	0	(0)	0	31
Total revenues and other income	8,081	1,597	943	25,204	33	20	(10,433)	25,446
Purchases [net of inventory variation]	0	11	0	(23,440)	0	0	10,325	(13,104)
Operating, selling, general and administrative expenses	(871)	(519)	(314)	(1,136)	(144)	(17)	179	(2,822)
Depreciation and amortisation	(1,193)	(544)	(408)	(243)	(2)	(34)	0	(2,424)
Net impairment (losses)/reversals	0	0	0	158	(53)	0	0	106
Exploration expenses	(143)	(138)	(15)	0	0	0	0	(296)
Total operating expenses	(2,207)	(1,190)	(737)	(24,660)	(199)	(52)	10,504	(18,541)
Net operating income/(loss)	5,875	407	207	544	(166)	(31)	70	6,905
Additions to PP&E, intangibles and equity accounted investments	1,462	760	330	185	361	41	0	3,141
Balance sheet information								
Equity accounted investments	4	0	0	800	1,525	177	2	2,509
Non-current segment assets	29,075	18,707	11,340	3,954	3,038	944	0	67,059
Non-current assets not allocated to segments								15,012
Total non-current assets								84,579
Assets held for sale	403	1,156	0	0	0	0	0	1,559

Second quarter 2024
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	60	162	72	25,135	6	27	0	25,462
Revenues and other income inter-segment	8,304	1,742	919	86	6	8	(11,065)	0
Net income/(loss) from equity accounted investments	0	5	0	(30)	37	0	0	12
Other income	62	0	9	0	0	(6)	0	65
Total revenues and other income	8,426	1,909	1,001	25,190	49	28	(11,065)	25,538
Purchases [net of inventory variation]	0	(23)	0	(23,206)	0	0	11,084	(12,145)
Operating, selling, general and administrative expenses	(982)	(582)	(291)	(1,279)	(122)	(33)	179	(3,110)
Depreciation and amortisation	(1,206)	(453)	(427)	(242)	(15)	(35)	0	(2,379)
Net impairment (losses)/reversals	0	0	0	33	(3)	0	0	31
Exploration expenses	(109)	(151)	(19)	0	0	0	0	(279)
Total operating expenses	(2,297)	(1,209)	(737)	(24,693)	(140)	(69)	11,263	(17,883)
Net operating income/(loss)	6,129	699	264	497	(90)	(40)	198	7,656
Additions to PP&E, intangibles and equity accounted investments	1,579	779	1,522	189	608	101	0	4,779

Third quarter 2023
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	42	183	65	25,611	2	20	0	25,924
Revenues and other income inter-segment	7,904	1,809	1,064	107	8	8	(10,902)	0
Net income/(loss) from equity accounted investments	0	(2)	0	(6)	(16)	0	0	(25)
Other income	(9)	0	32	(0)	0	101	0	124
Total revenues and other income	7,938	1,990	1,162	25,712	(5)	129	(10,902)	26,024
Purchases [net of inventory variation]	(1)	58	0	(22,987)	0	0	10,661	(12,269)
Operating, selling, general and administrative expenses	(788)	(541)	(293)	(1,181)	(103)	(76)	267	(2,715)
Depreciation and amortisation	(1,107)	(594)	(472)	(217)	(3)	(34)	0	(2,426)
Net impairment (losses)/reversals	(588)	0	290	(346)	(300)	0	0	(943)
Exploration expenses	(120)	(75)	(23)	0	0	0	0	(218)
Total operating expenses	(2,604)	(1,152)	(496)	(24,730)	(406)	(110)	10,928	(18,571)
Net operating income/(loss)	5,335	838	666	982	(412)	18	27	7,453
Additions to PP&E, intangibles and equity accounted investments	1,421	888	338	342	193	24	0	3,206

First nine months 2024 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	178	471	202	75,000	53	64	0	75,967
Revenues inter-segment	24,143	4,680	2,768	261	15	24	(31,890)	0
Net income/(loss) from equity accounted investments	0	11	0	(42)	75	(0)	0	43
Other income	65	(1)	30	0	0	16	0	110
Total revenues and other income	24,386	5,160	2,999	75,218	142	104	(31,890)	76,120
Purchases [net of inventory variation]	0	21	0	(68,614)	0	(0)	31,421	(37,171)
Operating, selling, general and administrative expenses	(2,718)	(1,496)	(885)	(3,741)	(538)	(96)	571	(8,903)
Depreciation and amortisation	(3,572)	(1,526)	(1,199)	(712)	(26)	(105)	0	(7,140)
Net impairment (losses)/reversals	0	0	0	191	(55)	(7)	0	129
Exploration expenses	(336)	(437)	(68)	0	0	0	0	(841)
Total operating expenses	(6,626)	(3,438)	(2,152)	(72,875)	(618)	(209)	31,992	(53,927)
Net operating income/(loss)	17,760	1,722	847	2,343	(476)	(105)	101	22,192
Additions to PP&E, intangibles and equity accounted investments	4,413	2,295	2,211	585	1,593	183	0	11,281

28   Condensed interim financial statements and notes

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STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

First nine months 2023 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	159	696	201	76,869	16	64	0	78,005
Revenues inter-segment	28,219	4,412	2,920	324	8	25	(35,909)	0
Net income/(loss) from equity accounted investments	0	33	0	24	(27)	0	0	30
Other income	(113)	1	32	23	0	142	0	85
Total revenues and other income	28,264	5,143	3,153	77,240	(3)	231	(35,909)	78,120
Purchases [net of inventory variation]	(1)	(25)	0	(69,439)	0	(1)	35,095	(34,371)
Operating, selling, general and administrative expenses	(2,702)	(1,636)	(870)	(3,532)	(283)	(218)	720	(8,521)
Depreciation and amortisation	(3,285)	(1,520)	(1,273)	(669)	(6)	(102)	0	(6,855)
Net impairment (losses)/reversals	(588)	0	290	(350)	(300)	(10)	0	(957)
Exploration expenses	(337)	35	(91)	0	0	0	0	(394)
Total operating expenses	(6,914)	(3,146)	(1,944)	(73,990)	(589)	(330)	35,815	(51,098)
Net operating income/(loss)	21,350	1,996	1,210	3,250	(591)	(99)	(94)	27,022
Additions to PP&E, intangibles and equity accounted investments	4,362	3,453	874	626	1,311	102	0	10,730

29 Condensed interim financial statements and notes

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STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Changes to accounting assumptions

Management's future commodity price assumptions and currency assumptions are used for value in use impairment testing. While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect management's best estimate of the price and currency development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. Such analysis resulted in changes in the long-term price assumptions with effect from the second quarter of 2024. The main price assumptions applied in impairment and impairment reversal assessments are disclosed in the table below as price-points on price curves. Previous price-points applied from the second quarter of 2023 up to and including the first quarter of 2024 are provided in brackets.

Further, with effect from the second quarter of 2024, Equinor implemented new long-term exchange rates. The USD/NOK rate was revised to 10.0 (previously 8.5), the EUR/NOK rate was revised to 11.5 (previously 10.0) and the USD/GBP rate was revised to 1.30 (previously 1.35). This conclusion was supported by the historical 5-year average and forward spot prices in the currency market.

Non-current assets by country

(in USD million)	At 30 September 2024	At 31 December 2023
Norway	33,035	32,977
USA	14,115	12,587
Brazil	11,307	10,871
UK	5,956	5,535
Canada	1,106	1,157
Angola	1,075	1,103
Denmark	1,012	973
Argentina	733	648
Poland	603	447
Algeria	370	474
Other	254	265
Total non-current assets[1]	69,567	67,038

1) Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.

Year

Prices in real terms[1]	2030		2040		2050	
Brent Blend (USD/bbl)	80	(80)	75	(75)	70	(70)
European gas (USD/mmBtu) - TTF	8.3	(9.4)	9.5	(9.8)	9.5	(9.8)
Henry Hub (USD/mmBtu)	4.3	(4.5)	4.5	(4.4)	4.5	(4.4)
Electricity Germany (EUR/MWh)	71	(80)	74	(73)	74	(73)
EU ETS (EUR/tonne)	101	(107)	136	(131)	165	(153)

1) Basis year 2024, i.e prices have been adjusted for inflation and are presented in real 2024 terms.

30   Condensed interim financial statements and notes

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SUPPLEMENTARY
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Note 3. Acquisitions and disposals

Acquisition and disposals

Swap of onshore oil & gas assets in the US
On 31 May 2024, Equinor and EQT Corporation closed the swap transaction in which Equinor sold its 100% interest in the Marcellus and Utica shale formations in the Appalachian Basin, located in southeastern Ohio, and transferred the operatorship to EQT. In exchange, Equinor acquired 40% of EQT's non-operated working interest in the Northern Marcellus shale formation in Pennsylvania. Following the transaction, Equinor increased its average working interest from 15.7% to 25.7% in certain Chesapeake-operated Northern Marcellus gas units. Equinor paid a cash consideration of USD 467 million (net of interim period settlement) to EQT to balance the overall transaction. With this transaction, Equinor continues to high-grade the US portfolio and work to strengthen the profitability of the onshore gas position in the Appalachian Basin. The assets acquired and liabilities assumed were recognised in accordance with the principles in IFRS 3 Business Combinations within the E&P USA segment, mainly as property, plant, and equipment (USD 750 million) and intangible assets (USD 505 million).

Swap of US Offshore Wind assets
On 24 January 2024, Equinor entered into a swap agreement with bp to acquire bp's 50% share and take full ownership of Empire Offshore Wind Holdings LLC, including the Empire Wind lease and projects (Empire Wind), in exchange

for its 50% share in Beacon Wind Holdings LLC, including the Beacon Wind lease and projects (Beacon Wind). Equinor also agreed to acquire bp's 50% interest in the South Brooklyn Marine Terminal (SBMT) lease. Based on the agreement, Equinor controls and has consolidated Empire Wind and SBMT from the first quarter of 2024 and has divested its 50% share of Beacon Wind. The swap of Empire Wind and Beacon Wind was formally closed on 4 April. The acquisitions were accounted for as asset acquisitions, and previous holdings were not revalued. The swap resulted in a combined loss of USD 147 million in the first quarter 2024, recognised in the REN segment and presented in the line item Operating expenses in the Consolidated statement of income.

Held for sale

Divestment of interest in Azerbaijan
On 22 December 2023, Equinor entered into an agreement with the State Oil Company of the Republic of Azerbaijan (SOCAR) to sell its interest in its Azerbaijan assets. The assets comprise a 7.27% non-operated interest in the Azeri Chirag Gunashli (ACG) oil fields in the Azerbaijan sector of the Caspian Sea, 8.71% interest in the Baku-Tbilisi-Ceyhan (BTC) pipeline and 50% in the Karabagh oil field. Closing is expected during 2024 subject to regulatory and contractual approvals. The assets have been classified as held for sale since the fourth quarter 2023.

Note 4. Revenues

Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the third quarter of 2024 to the country of the legal entity executing the sale, Norway and the USA accounted for 77% and 20%, respectively, of such revenues (80% and 18%, respectively, for the second quarter of 2024 and 78% and 20%, respectively, for the third quarter

of 2023). For the first nine months of 2024, Norway and the USA accounted for 79% and 19% of such revenues, respectively, compared to 80% and 17%, respectively, for the first nine months of 2023. Revenues from contracts with customers are mainly reflecting such revenues from the reporting segment MMP.

Revenues from contracts with customers and other revenues

(in USD million)	Quarters			First nine months	
	Q3 2024	Q2 2024	Q3 2023	2024	2023
Crude oil	15,017	15,633	15,999	44,916	41,165
Natural gas	5,134	4,888	4,292	15,082	19,789
- European gas	4,247	3,967	3,728	12,390	17,378
- North American gas	225	199	217	729	813
- Other incl. Liquefied natural gas	662	723	347	1,962	1,598
Refined products	2,418	2,045	2,528	6,686	7,373
Natural gas liquids	1,804	1,806	2,095	5,707	6,258
Power[1]	378	405	419	1,346	1,720
Transportation	300	387	272	1,056	1,120
Other sales[1]	128	92	46	304	362
Revenues from contracts with customers	25,178	25,255	25,650	75,096	77,786
Total other revenues[2]	238	207	274	871	219
Revenues	25,416	25,462	25,924	75,967	78,005

1) As from 1 January 2024, the line item Power has been disaggregated from the line item Other sales. 2023 figures have been disaggregated accordingly.
2) This item mainly relates to commodity derivatives and change in fair value, less cost to sell, of commodity inventories held for trading purposes.

31   Condensed interim financial statements and notes

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Note 5. Financial items

	Quarters			First nine months	
(in USD million)	Q3 2024	Q2 2024	Q3 2023	2024	2023
Net foreign currency exchange gains/(losses)	**(243)**	(193)	(12)	**(133)**	1,140
Interest income and other financial income	**460**	495	580	**1,515**	1,788
Gains/(losses) on financial investments	**348**	21	(54)	**363**	(16)
Gains/(losses) other derivative financial instruments	**170**	(54)	(89)	**42**	(94)
Interest and other finance expenses	**(370)**	(394)	(412)	**(1,181)**	(1,292)
Net financial items	**365**	(126)	13	**606**	1,525

Equinor reported Net foreign currency exchange losses in the first nine months of 2024 compared to a Net foreign currency exchange gain in the first nine months of 2023. The change is due to a combination of both a lesser strengthening of USD versus NOK and changes in underlying NOK positions.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 30 September 2024, USD 1,06 billion were utilised compared to USD 1.9 billion utilised as of 31 December 2023.

Note 6. Income taxes

	Quarters			First nine months	
(in USD million)	Q3 2024	Q2 2024	Q3 2023	2024	2023
Income/(loss) before tax	**7,271**	7,530	7,466	**22,798**	28,547
Income tax	**(4,986)**	(5,658)	(4,965)	**(15,969)**	(19,251)
Effective tax rate	**68.6%**	75.1%	66.5%	**70.0%**	67.4%

The effective reported tax rate of 70.0% for the first nine months of 2024 increased compared to 67.4% in 2023 due to higher share of income from jurisdictions with high tax rates and currency effects in entities that are taxable in other currencies than the functional currency.

The effective reported tax rate of 68.6% for the third quarter of 2024 increased compared to 66.5% in 2023. The increase was mainly due to higher share of income from jurisdictions with high tax rates.

Note 7. Provisions and contingent items

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have increased by approximately USD 0.5 billion to USD 12.8 billion at 30 September 2024 compared to year-end 2023, mainly due to change in estimates. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

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Note 8. Capital distribution

Dividend for the third quarter 2024
On 23 October 2024, the board of directors resolved
to declare an ordinary cash dividend for the third
quarter of 2024 of USD 0.35 per share and an
extraordinary cash dividend of USD 0.35 per share.
The Equinor shares will be traded ex-dividend
13 February 2025 on the Oslo Børs and 14 February
for ADR holders on the New York Stock Exchange.
Record date will be 14 February 2025 and payment
date will be 28 February 2025.

Share buy- back programme 2024
Based on the authorisation from the annual general
meeting on 14 May 2024, the board of directors
will on a quarterly basis decide on share buy-back
tranches. The 2024-2025 buy-back programme is
up to USD 10,000-12,000 million in total, with up to
USD 6,000 million for 2024, including shares to be
redeemed from the Norwegian state.

During the first six months, Equinor launched the first
two tranches of USD 2,800 million in total, of which
USD 786 million was acquired in the market in first
six months and USD 138 million was acquired in third
quarter. In July 2024, Equinor launched the third
tranche of USD 1,600 million including shares to be
redeemed from the Norwegian state, and entered
into an irrevocable agreement with a third party to
purchase shares for USD 528 million in the market. Of
this third tranche, shares for USD 403 million have been
purchased in the market and settled at 30 September
2024, whereas USD 528 million have been recognised
as reduction in equity. The market execution of the third
tranche was completed in October 2024.

On 23 October 2024, the board of directors decided
to initiate a fourth and final share buy-back tranche
of up to USD 1,600 million for 2024, including shares
to be redeemed from the Norwegian state. The fourth
tranche will start 25 October 2024 and will end no later
than 31 January 2025.

In order to maintain the Norwegian states ownership
share in Equinor, a proportionate share of the second,
third and fourth tranche of the 2023 programme
as well as the first tranche of the 2024 programme
was redeemed and cancelled through a capital
reduction by the annual general meeting on 14 May
2024. The Norwegian state share of USD 3,956 million
(NOK 42,801 million) following the capital reduction
was settled in July 2024. A proportionate share of
the second, third and fourth tranche of the 2024
programme will be redeemed and cancelled at the
annual general meeting in
May 2025.

Equity impact of share buy-back programmes (in USD million)	First nine months	
	2024	2023
First tranche	396	330
Second tranche	528	550
Third tranche	528	550
Norwegian state share[1]	3,956	3,705
Total	5,408	5,135

1) Relates to second to fourth tranche of previous year programme and first tranche of current year programme


Johan Sverdrup

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Note 9. Subsequent events

Acquisition of shares in Ørsted A/S
Equinor has acquired 41,197,344 shares in Ørsted A/S, corresponding to 9.8% of the shares and votes in the company. Ørsted A/S, a leading developer and operator in renewables, is a Danish listed company. Equinor's ownership position has been built over time, through a combination of market purchases and a block trade. The shares will be recognised as Non-current financial investment at fair value. Fair value at the date when these condensed interim financial statements were authorised for issue was USD 2.6 billion.

Equinor's international portfolio
In the fourth quarter 2023, Equinor announced that it had entered into an agreement with Chappal Energies for the sale of Equinor Nigeria Energy Company (ENEC). ENEC holds a 53.85% ownership stake in oil and gas lease OML 128, including the unitised 20.21% stake in the Agbami oil field, operated by Chevron. The closing of the transaction is subject to the satisfaction of certain conditions, including all regulatory and contractual approvals, and will lead to Equinor effectively exiting the country. During the period from the end of September 2024 and up to the date when these condensed interim financial statements were authorised for issue, the uncertainty related to closing of the transaction has been reduced. Equinor's assets in Nigeria have therefore met the requirements for classification as held for sale after the reporting period. ENEC is reported within the E&P International segment.



Hywind Tampen

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Supplementary disclosures



Northern Lights

35 Supplementary disclosures

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Supplementary disclosures

Exchange rates

Exchange rates	Quarters			Change	First nine months		
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
USD/NOK average daily exchange rate	10.7107	10.7440	10.4818	2%	10.6549	10.4699	2%
USD/NOK period-end exchange rate	10.5078	10.6460	10.6225	(1%)	10.5078	10.6225	(1%)
EUR/USD average daily exchange rate	1.0982	1.0764	1.0880	1%	1.0872	1.0832	0%
EUR/USD period-end exchange rate	1.1196	1.0705	1.0594	6%	1.1196	1.0594	6%

Use and reconciliation of Non-GAAP financial measures

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS Accounting Standards in the case of Equinor). The following financial measures included in this report may be considered non-GAAP financial measures:

Adjusted operating income (previously named Adjusted earnings) is based on net operating income/(loss) and adjusts for certain items affecting the income for the period to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management believes adjusted operating income provides an indication of Equinor's underlying operational performance and facilitates

comparison of operational trends between periods. The name of this measure was changed in 2024 to eliminate confusion regarding the basis of the calculation; additionally, one adjusting item was removed from the calculation of the measure, as detailed below in the Amended principles section.

Adjusted operating income after tax (previously named Adjusted earnings after tax) – equals the sum of net operating income/(loss) less income tax within reporting segments and includes adjustments to net operating income/(loss) along with related tax effects on these adjustments. The name of this measure was changed in 2024 in line with the change of the name of the pre-tax measure above. Adjusted operating income after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted operating income less the tax

effects on all elements included in adjusted operating income (tax effects of adjusting items are computed using estimated tax rates applicable to each item and tax regime to derive after-tax adjusted operating income). In addition, tax effects related to tax exposure items not related to the individual reporting period are excluded from adjusted operating income after tax. Management believes adjusted operating income after tax provides an indication of Equinor's underlying operational performance after tax and facilitates comparisons of operational trends after tax between periods as it reflects the tax charge associated with operational performance excluding the impact of financing. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS Accounting Standards will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted operating income after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted net income is based on net income/(loss) and provides additional transparency to Equinor's

underlying financial performance by also including net financial items and the associated tax effects. This measure includes adjustments made to arrive at adjusted operating income after tax, in addition to specific adjustments related to net financial items. Management believes this measure provides an indication of Equinor's underlying financial performance including the impact from financing and facilitates comparison of trends between periods.

Adjusted Earnings Per Share (Adjusted EPS) is computed by dividing Adjusted net income by the weighted average number of shares outstanding during the period. Earnings per share is a metric that is frequently used by investors, analysts and other parties to assess a company's profitability per share. Management believes this measure provides an indication of Equinor's underlying financial performance including the impact from financing and facilitates comparison of trends between periods.

Management believes the above measures provides an indication of Equinor's underlying operational and financial performance and facilitates the comparison of trends between periods.

The above measures are supplementary measures and should not be viewed in isolation or as substitutes for net operating income/(loss), net income/(loss) and earnings per share, which are the most directly comparable IFRS Accounting Standards measures. The reconciliation tables later in this report reconcile

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the above non-GAAP measures to the most directly comparable IFRS Accounting Standards measure or measures. There are material limitations associated with the above measures compared with the IFRS Accounting Standards measures, as these non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are required to evaluate its profitability on an overall basis. The non-GAAP measures are only intended to be indicative of the underlying developments in trends of our on-going operations.

Amended principles for Adjusted operating income with effect from the first quarter of 2024:
Equinor has made the following changes to the items adjusted for within Adjusted operating income:
With effect from the first quarter of 2024, Equinor no longer adjusts for over-/underlift to arrive at adjusted operating income. Over-/underlift is presented using the sales method. The sales revenues and associated costs are reflected in adjusted operating income when the physical volumes are lifted and sold rather than when they are produced, in line with IFRS Accounting Standards. Removing this adjustment is the result of a comprehensive materiality assessment and an effort to streamline our reporting. This change is part of our ongoing commitment to improve the alternative performance measures we present, ensuring that the adjustments are meaningful to users of the financial statements and supplementary information.

These changes have been applied retrospectively to the comparative figures. This change only affects the E&P Norway and E&P International reporting segments and does not impact the comparative figures of other segments.

Impact of change	Q3 2023			First nine months 2023		
E&P Norway	As reported	Impact	Restated	As reported	Impact	Restated
Adjusted total revenues and other income	8,164	(206)	7,958	28,342	52	28,393
Over-/underlift	206	(206)	-	(52)	52	-
Adjusted operating and administrative expenses	(849)	61	(788)	(2,713)	10	(2,702)
Over-/underlift	(61)	61	-	(10)	10	-
Adjusted operating income/(loss)	6,087	(145)	5,942	22,005	62	22,068
Adjusted operating income/(loss) after tax	1,343	(31)	1,312	4,924	12	4,937

Impact of change	Q3 2023			First nine months 2023		
E&P International	As reported	Impact	Restated	As reported	Impact	Restated
Adjusted total revenues and other income	1,849	134	1,983	5,003	40	5,044
Over-/underlift	(134)	134	-	(40)	40	-
Adjusted operating and administrative expenses	(458)	(83)	(541)	(1,356)	3	(1,353)
Over-/underlift	83	(83)	-	(3)	3	-
Adjusted operating income/(loss)	809	51	860	2,174	43	2,217
Adjusted operating income/(loss) after tax	646	27	673	1,395	10	1,404

Impact of change	Q3 2023			First nine months 2023		
Equinor group	As reported	Impact	Restated	As reported	Impact	Restated
Adjusted total revenues and other income	25,735	(72)	25,663	77,388	92	77,480
Over-/underlift	72	(72)	-	(92)	92	-
Adjusted operating and administrative expenses	(2,703)	(21)	(2,724)	(8,305)	14	(8,291)
Over-/underlift	21	(21)	-	(14)	14	-
Adjusted operating income/(loss)	8,024	(93)	7,930	27,539	106	27,645
Adjusted operating income/(loss) after tax	2,731	(5)	2,727	8,492	24	8,515
Effective tax rates on adjusted operating income	66.0%	(0.3%)	65.6%	69.2%	0.0%	69.2%

No other line items or segments were affected by the change.

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Adjusted operating income adjust for the following items:

- **Changes in fair value of derivatives:** In the ordinary course of business, Equinor enters into commodity derivative contracts to manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair value at each reporting date, with the movements in fair value recognised in the income statement. By contrast, the related sale and purchase contracts are not recognised until the transaction occurs resulting in timing differences. Therefore, with effect from the first quarter of 2023, the unrealised movements in the fair value of these commodity derivative contracts are excluded from adjusted operating income and deferred until the time of the physical delivery to minimise the effect of these timing differences. Further, embedded derivatives within certain gas contracts and contingent consideration related to historical divestments are carried at fair value. Any accounting impacts resulting from such changes in fair value are also excluded from adjusted operating income, as these fluctuations are not indicative of the underlying performance of the business.
- **Periodisation of inventory hedging effect:** Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage. These derivative contracts are carried at fair value while the inventories are accounted for at the lower of cost or market price. An adjustment is made to align the valuation principles of inventories with related derivative contracts. The adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so that the valuation principles between commercial storages and derivative contracts are better aligned.
- **The operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
- **Impairment and reversal of impairment** are excluded from adjusted operating income since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and net impairment line items.
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Eliminations (Internal unrealised profit on inventories):** Volumes derived from equity oil inventory vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS Accounting Standards (write down to production cost). The proportion of realised versus unrealised gain fluctuates from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted operating income.
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. However, other items adjusted do not constitute normal, recurring income and operating expenses for the company. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** is adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

Adjusted net income incorporates the adjustments above, as well as the following items impacting net financial items:

- **Changes in fair value of financial derivatives used to hedge interest bearing instruments.** Equinor enters into financial derivative contracts to manage interest rate risk on long term interest-bearing liabilities including bonds and financial loans. The financial derivative contracts (hedging instruments) are measured at fair value at each reporting date, with movements in fair value recognised in the income statement. The long term interest-bearing labilities are measured at amortised cost and not remeasured at fair value at each reporting date. This creates measurement differences and therefore the movements in the fair value of these financial derivative contracts and associated tax effects are excluded from the calculation of adjusted net income and deferred until the time the underlying instrument is matured, exercised, or settled. Management believes that this appropriately reflects the economic effect of these risk management activities in each period and provides an indication of Equinor's underlying financial performance.
- **Foreign currency gains/losses on positions used to manage currency risk exposure related to future payments in NOK and foreign currency gains/losses on certain intercompany bank balances.** Foreign currency gains/losses on positions used to manage currency risk exposure (cash equivalents/financial investments and related currency derivatives where applicable), as well as currency gains/losses on certain intercompany bank balances are eliminated from adjusted net income. The currency effects on intercompany bank balances are mainly due to a large part of Equinor's operations having NOK as functional currency, and the effects are offset within equity as other comprehensive income arising on translation from functional currency to presentation currency USD. These currency effects increase volatility in financial performance, which does not reflect Equinor's underlying financial performance. Management believes that these adjustments remove periodic fluctuations in Equinor's adjusted net income.

38   Supplementary disclosures

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Net debt to capital employed ratio – In Equinor's view, net debt ratios provide a more informative picture of Equinor's financial strength than gross interest-bearing financial debt. Three different net debt to capital ratios are presented in this report: 1) net debt to capital employed, 2) net debt to capital employed adjusted, including lease liabilities, and 3) net debt to capital employed adjusted. These calculations are all based on Equinor's gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet and exclude cash, cash equivalents and current financial investments.

The following adjustments are made in calculating the net debt to capital employed adjusted, including lease liabilities ratio and the net debt to capital employed adjusted ratio: collateral deposits (classified as Cash and cash equivalents in the Consolidated balance sheet), and financial investments held in Equinor Insurance AS (classified as Current financial investments in the Consolidated balance sheet) are treated as non-cash and excluded from the calculation of these non-GAAP measures. Collateral deposits are excluded since they relate to certain requirements of exchanges where Equinor is trading and presented as restricted cash. Financial investments in Equinor Insurance are excluded as these investments are not readily available for the group to meet short term commitments. These adjustments result in a higher net debt figure and in Equinor's view provides a more prudent measure of the net debt to capital employed ratio than would be the case without such exclusions. Additionally, lease liabilities are further excluded in calculating the net debt

to capital employed adjusted ratio. The table Calculation of capital employed and net debt to capital employed ratio later in this report details the calculations for these non-GAAP measures and reconciles them with the most directly comparable IFRS Accounting Standards financial measure or measures.

Organic capital expenditures (organic investments/ capex) – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments as presented in note 2 Segments to the Condensed interim financial statements. Organic capital expenditures are capital expenditures excluding expenditures related to acquisitions, leased assets and other investments with significantly different cash flow patterns. Equinor believes this measure gives stakeholders relevant information to understand the company's investments in maintaining and developing its assets. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts excluded from such IFRS Accounting Standards measure to determine organic capital expenditures cannot be predicted with reasonable certainty.

Gross capital expenditures (gross capex) – Gross capital expenditures represent capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments as presented in the financial statements, excluding additions to right of use assets related to leases and capital expenditures financed

through government grants. Equinor adds the proportionate share of capital expenditures in equity accounted investments not included in Additions to PP&E, intangibles and equity accounted investments. Equinor believes that by excluding additions to right of use assets related to leases, this measure better reflects the company's investments in the business to drive growth. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts included or excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.

Cash flows from operations after taxes paid (CFFO after taxes paid) represents, and is used by management, to evaluate cash generated from operating activities after taxes paid, which is available for investing activities, debt servicing and distribution to shareholders. Cash flows from operations after taxes paid is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Cash flows from operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures. The table Calculation of CFFO after taxes paid and net cash flow later in this report provides a reconciliation of Cash flows from operations after taxes paid to its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items,

as of the specified dates. Forward-looking cash flows from operations after taxes paid included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts included or excluded from such IFRS measure to determine cash flows from operations after taxes paid cannot be predicted with reasonable certainty.

Net cash flow - Net cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders. Net cash flow is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Net cash flow is limited and does not represent residual cash flows available for discretionary expenditures. The table Calculation of CFFO after taxes paid and net cash flow later in this report provides a reconciliation of Net cash flow to its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates.

For more information on our definitions and use of non-GAAP financial measures, see section 5.6 Use and reconciliation of non-GAAP financial measures in Equinor's 2023 Integrated Annual Report.

Reconciliation of adjusted operating income

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the third quarter of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Net operating income/(loss)	6,905	5,875	407	207	544	(166)	39
Total revenues and other income	25,446	8,081	1,597	943	25,204	33	(10,413)
Adjusting items	72	-	-	-	72	-	-
Changes in fair value of derivatives	135	-	-	-	135	-	-
Periodisation of inventory hedging effect	(64)	-	-	-	(64)	-	-
Adjusted total revenues and other income	25,518	8,081	1,597	943	25,276	33	(10,413)
Purchases [net of inventory variation]	(13,104)	0	11	-	(23,440)	-	10,325
Adjusting items	1	-	-	-	71	-	(70)
Operational storage effects	71	-	-	-	71	-	-
Eliminations	(70)	-	-	-	-	-	(70)
Adjusted purchases [net of inventory variation]	(13,103)	0	11	-	(23,369)	-	10,255
Operating and administrative expenses	(2,822)	(871)	(519)	(314)	(1,136)	(144)	162
Adjusting items	17	-	-	0	17	0	-
Provisions	17	-	-	-	17	-	-
Adjusted operating and administrative expenses	(2,805)	(871)	(519)	(314)	(1,119)	(144)	162

Items impacting net operating income/(loss) in the third quarter of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Depreciation, amortisation and net impairments	(2,318)	(1,193)	(544)	(408)	(85)	(55)	(34)
Adjusting items	(108)	-	-	-	(158)	50	-
Impairment	50	-	-	-	-	50	-
Reversal of Impairment	(158)	-	-	-	(158)	-	-
Adjusted depreciation, amortisation and net impairments	(2,426)	(1,193)	(544)	(408)	(243)	(5)	(34)
Exploration expenses	(296)	(143)	(138)	(15)	-	-	-
Adjusting items	-	-	-	-	-	-	-
Adjusted exploration expenses	(296)	(143)	(138)	(15)	-	-	-
Sum of adjusting items	(19)	-	-	0	2	50	(70)
Adjusted operating income/(loss)	6,887	5,875	407	207	545	(115)	(31)
Tax on adjusted operating income	(4,844)	(4,538)	(81)	(46)	(199)	17	4
Adjusted operating income/(loss) after tax	2,042	1,337	326	160	346	(99)	(28)

40 Supplementary disclosures

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the third quarter of 2023 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Net operating income/(loss)	7,453	5,335	838	666	982	(412)	45
Total revenues and other income	26,024	7,938	1,990	1,162	25,712	(5)	(10,773)
Adjusting items	(361)	20	(6)	(32)	(341)	-	(1)
Changes in fair value of derivatives	(206)	20	(6)	-	(219)	-	-
Periodisation of inventory hedging effect	(22)	-	-	-	(22)	-	-
Other adjustments	(100)	-	-	-	(100)	-	-
Gain/loss on sale of assets	(33)	-	-	(32)	-	-	(1)
Adjusted total revenues and other income[1]	25,663	7,958	1,983	1,130	25,371	(5)	(10,773)
Purchases [net of inventory variation]	(12,269)	(1)	58	-	(22,987)	-	10,661
Adjusting items	(123)	-	-	-	(97)	-	(27)
Operational storage effects	(92)	-	-	-	(92)	-	-
Provisions	(5)	-	-	-	(5)	-	-
Eliminations	(27)	-	-	-	-	-	(27)
Adjusted purchases [net of inventory variation]	(12,392)	(1)	58	-	(23,083)	-	10,634
Operating and administrative expenses	(2,715)	(788)	(541)	(293)	(1,181)	(103)	191
Adjusting items	(10)	-	(0)	-	(13)	4	-
Other adjustments	4	-	-	-	-	4	-
Provisions	(13)	-	-	-	(13)	-	-
Adjusted operating and administrative expenses[1]	(2,724)	(788)	(541)	(293)	(1,195)	(100)	191

Items impacting net operating income/(loss) in the third quarter of 2023 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Depreciation, amortisation and net impairments	(3,369)	(1,695)	(594)	(181)	(562)	(303)	(34)
Adjusting items	943	588	-	(290)	346	300	-
Impairment	1,234	588	-	-	346	300	-
Reversal of impairment	(290)	-	-	(290)	-	-	-
Adjusted depreciation, amortisation and net impairments	(2,426)	(1,107)	(594)	(472)	(217)	(3)	(34)
Exploration expenses	(218)	(120)	(75)	(23)	-	-	-
Adjusting items	28	-	28	-	-	-	-
Impairment	28	-	28	-	-	-	-
Adjusted exploration expenses	(190)	(120)	(47)	(23)	-	-	-
Sum of adjusting items[1]	477	608	22	(323)	(106)	304	(27)
Adjusted operating income/(loss)[1]	7,930	5,942	860	343	876	(108)	18
Tax on adjusted operating income[1]	(5,203)	(4,631)	(187)	(82)	(333)	11	17
Adjusted operating income/(loss) after tax[1]	2,727	1,312	673	261	543	(97)	35

1) Restated for Equinor group, E&P Norway and E&P International due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

41 Supplementary disclosures

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the second quarter of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Net operating income/(loss)	**7,656**	6,129	699	264	497	(90)	158
Total revenues and other income	**25,538**	8,426	1,909	1,001	25,190	49	(11,036)
Adjusting Items	**(1)**	-	-	-	(1)	-	-
Changes in fair value of derivatives	**(10)**	-	-	-	(10)	-	-
Periodisation of inventory hedging effect	**9**	-	-	-	9	-	-
Adjusted total revenues and other income	**25,538**	8,426	1,909	1,001	25,189	49	(11,036)
Purchases [net of inventory variation]	**(12,145)**	0	(23)	-	(23,206)	-	11,084
Adjusting Items	**(179)**	-	-	-	19	-	(198)
Operational storage effects	**19**	-	-	-	19	-	-
Eliminations	**(198)**	-	-	-	-	-	(198)
Adjusted purchases [net of inventory variation]	**(12,325)**	0	(23)	-	(23,187)	-	10,886
Operating and administrative expenses	**(3,110)**	(982)	(582)	(291)	(1,279)	(122)	145
Adjusting Items	**40**	-	-	(0)	40	0	-
Provisions	**40**	-	-	-	40	-	-
Adjusted operating and administrative expenses	**(3,070)**	(982)	(582)	(291)	(1,238)	(122)	145

Items impacting net operating income/(loss) in the second quarter of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Depreciation, amortisation and net impairments	**(2,348)**	(1,206)	(453)	(427)	(209)	(18)	(35)
Adjusting Items	**(33)**	-	-	-	(33)	-	-
Reversal of Impairment	**(33)**	-	-	-	(33)	-	-
Adjusted depreciation, amortisation and net impairments	**(2,382)**	(1,206)	(453)	(427)	(242)	(18)	(35)
Exploration expenses	**(279)**	(109)	(151)	(19)	-	-	-
Adjusting Items	**-**	-	-	-	-	-	-
Adjusted exploration expenses	**(279)**	(109)	(151)	(19)	-	-	-
Sum of adjusting items	**(173)**	-	-	(0)	25	0	(198)
Adjusted operating income/(loss)	**7,482**	6,129	699	264	521	(90)	(40)
Tax on adjusted operating income	**(5,329)**	(4,764)	(225)	(72)	(285)	6	11
Adjusted operating income/(loss) after tax	**2,153**	1,364	474	192	237	(85)	(29)

42   Supplementary disclosures

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | **SUPPLEMENTARY DISCLOSURES**

Items impacting net operating income/(loss) in the first nine months of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Net operating income/(loss)	**22,192**	17,760	1,722	847	2,343	(476)	(4)
Total revenues and other income	**76,120**	24,386	5,160	2,999	75,218	142	(31,787)
Adjusting items	**(275)**	-	-	-	(275)	-	-
Changes in fair value of derivatives	**(318)**	-	-	-	(318)	-	-
Periodisation of inventory hedging effect	**43**	-	-	-	43	-	-
Adjusted total revenues and other income	**75,845**	24,386	5,160	2,999	74,943	142	(31,787)
Purchases [net of inventory variation]	**(37,171)**	0	21	-	(68,614)	-	31,421
Adjusting items	**(70)**	-	-	-	31	-	(101)
Operational storage effects	**31**	-	-	-	31	-	-
Eliminations	**(101)**	-	-	-	-	-	(101)
Adjusted purchases [net of inventory variation]	**(37,242)**	0	21	-	(68,583)	-	31,319
Operating and administrative expenses	**(8,903)**	(2,718)	(1,496)	(885)	(3,741)	(538)	475
Adjusting items	**196**	-	-	0	46	151	-
Other adjustments	**3**	-	-	-	-	3	-
Gain/loss on sale of assets	**147**	-	-	0	-	147	-
Provisions	**46**	-	-	-	46	-	-
Adjusted operating and administrative expenses	**(8,707)**	(2,718)	(1,496)	(885)	(3,695)	(387)	475

Items impacting net operating income/(loss) in the first nine months of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Depreciation, amortisation and net impairments	**(7,011)**	(3,572)	(1,526)	(1,199)	(521)	(81)	(112)
Adjusting items	**(141)**	-	-	-	(191)	50	-
Impairment	**50**	-	-	-	-	50	-
Reversal of impairment	**(191)**	-	-	-	(191)	-	-
Adjusted depreciation, amortisation and net impairments	**(7,153)**	(3,572)	(1,526)	(1,199)	(712)	(31)	(112)
Exploration expenses	**(841)**	(336)	(437)	(68)	-	-	(0)
Adjusted exploration expenses	**(841)**	(336)	(437)	(68)	-	-	(0)
Sum of adjusting items	**(290)**	-	-	0	(390)	201	(101)
Adjusted operating income/(loss)	**21,902**	17,760	1,722	847	1,953	(275)	(105)
Tax on adjusted operating income	**(15,132)**	(13,737)	(399)	(212)	(871)	37	50
Adjusted operating income/(loss) after tax	**6,770**	4,022	1,324	635	1,082	(238)	(55)

43 Supplementary disclosures

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the first nine months of 2023 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Net operating income/(loss)	**27,022**	21,350	1,996	1,210	3,250	(591)	(193)
Total revenues and other income	**78,120**	28,264	5,143	3,153	77,240	(3)	(35,677)
Adjusting Items	**(640)**	129	(99)	(32)	(637)	0	(1)
Changes in fair value of derivatives	**(646)**	128	(99)	–	(676)	–	–
Periodisation of inventory hedging effect	**161**	–	–	–	161	–	–
Impairment from associated companies	**1**	–	–	–	–	1	–
Other adjustments	**(100)**	–	–	–	(100)	–	–
Gain/loss on sale of assets	**(56)**	1	–	(32)	(23)	(0)	(1)
Adjusted total revenues and other income[1]	**77,480**	28,393	5,044	3,121	76,603	(3)	(35,678)
Purchases [net of inventory variation]	**(34,371)**	(1)	(25)	–	(69,439)	–	35,095
Adjusting Items	**40**	–	–	–	(53)	–	94
Operational storage effects	**(48)**	–	–	–	(48)	–	–
Provisions	**(5)**	–	–	–	(5)	–	–
Eliminations	**94**	–	–	–	–	–	94
Adjusted purchases [net of inventory variation]	**(34,331)**	(1)	(25)	–	(69,492)	–	35,188
Operating and administrative expenses	**(8,521)**	(2,702)	(1,636)	(870)	(3,532)	(283)	502
Adjusting Items	**230**	–	283	22	(91)	16	–
Change in accounting policy	**32**	–	–	22	–	10	–
Gain/loss on sale of assets	**289**	–	283	–	–	6	–
Provisions	**(91)**	–	–	–	(91)	–	–
Adjusted operating and administrative expenses[1]	**(8,291)**	(2,702)	(1,353)	(849)	(3,623)	(266)	502

Items impacting net operating income/(loss) in the first nine months of 2023 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Depreciation, amortisation and net impairments	**(7,812)**	(3,873)	(1,520)	(983)	(1,019)	(306)	(111)
Adjusting Items	**957**	588	–	(290)	350	300	9
Impairment	**1,247**	588	–	–	350	300	9
Reversal of impairment	**(290)**	–	–	(290)	–	–	–
Adjusted depreciation, amortisation and net impairments	**(6,856)**	(3,285)	(1,520)	(1,273)	(669)	(6)	(103)
Exploration expenses	**(394)**	(337)	35	(91)	–	–	(0)
Adjusting Items	**36**	–	36	–	–	–	–
Impairment	**36**	–	36	–	–	–	–
Adjusted exploration expenses	**(357)**	(337)	71	(91)	–	–	(0)
Sum of adjusting items[1]	**623**	717	221	(301)	(432)	317	102
Adjusted operating income/(loss)[1]	**27,645**	22,068	2,217	908	2,818	(275)	(91)
Tax on adjusted operating income[1]	**(19,130)**	(17,130)	(813)	(214)	(1,084)	30	80
Adjusted operating income/(loss) after tax[1]	**8,515**	4,937	1,404	695	1,734	(245)	(11)

1) Restated for Equinor group, E&P Norway and E&P International due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

44 Supplementary disclosures

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Adjusted operating income after tax by reporting segment

| | Quarters | | | | | | | | |
| | Q3 2024 | | | Q2 2024 | | | Q3 2023 | | |
(in USD million)	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway[1]	5,875	(4,538)	1,337	6,129	(4,764)	1,364	5,942	(4,631)	1,312
E&P International[1]	407	(81)	326	699	(225)	474	860	(187)	673
E&P USA	207	(46)	160	264	(72)	192	343	(82)	261
MMP	545	(199)	346	521	(285)	237	876	(333)	543
REN	(115)	17	(99)	(90)	6	(85)	(108)	11	(97)
Other	(31)	4	(28)	(40)	11	(29)	18	17	35
Equinor group[1]	6,887	(4,844)	2,042	7,482	(5,329)	2,153	7,930	(5,203)	2,727
Effective tax rates on adjusted operating income			70.3%			71.2%			65.6%

1) Restated for Q3 2023 due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

| | First nine months | | | | | |
| | 2024 | | | 2023 | | |
(in USD million)	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income
E&P Norway[1]	17,760	(13,737)	4,022	22,068	(17,130)	4,937
E&P International[1]	1,722	(399)	1,324	2,217	(813)	1,404
E&P USA	847	(212)	635	908	(214)	695
MMP	1,953	(871)	1,082	2,818	(1,084)	1,734
REN	(275)	37	(238)	(275)	30	(245)
Other	(105)	50	(55)	(91)	80	(11)
Equinor group[1]	21,902	(15,132)	6,770	27,645	(19,130)	8,515
Effective tax rates on adjusted operating income			69.1%			69.2%

1) Restated for the first nine months of 2023 due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

45   Supplementary disclosures

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Reconciliation of adjusted operating income after tax to net income

(in USD million)		Quarters			First nine months	
		Q3 2024	Q2 2024	Q3 2023	2024	2023
Net operating income/(loss)	A	**6,905**	7,656	7,453	**22,192**	27,022
Income tax	B1	**4,986**	5,658	4,965	**15,969**	19,251
Tax on net financial items	B2	**50**	(178)	(39)	**(32)**	101
Income tax less tax on net financial items	B = B1 - B2	**4,935**	5,835	5,003	**16,000**	19,150
Net operating income after tax	C = A-B	**1,970**	1,821	2,450	**6,192**	7,872
Items impacting net operating income/(loss)[1]	D	**(19)**	(173)	477[2]	**(290)**	623[2]
Tax on items impacting net operating income/(loss)	E	**91**	506	(200)[2]	**868**	20[2]
Adjusted operating income after tax	F = C+D+E	**2,042**	2,153	2,727[2]	**6,770**	8,515[2]
Net financial items	G	**365**	(126)	13	**606**	1,525
Tax on net financial items	H	**(50)**	178	39	**32**	(101)
Net income/(loss)	I = C+G+H	**2,285**	1,872	2,501	**6,830**	9,296

1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
2) Restated due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Reconciliation of adjusted net income to net income

(in USD million)		Quarters			First nine months	
		Q3 2024	Q2 2024	Q3 2023	2024	2023
Net operating income/(loss)		**6,905**	7,656	7,453	**22,192**	27,022
Items impacting net operating income/(loss)[1]	A	**(19)**	(173)	477[2]	**(290)**	623[2]
Adjusted operating income	B	**6,887**	7,482	7,930[2]	**21,902**	27,645[2]
Net financial items		**365**	(126)	13	**606**	1,525
Adjusting items	C	**(204)**	224	148	**28**	(442)
Changes in fair value of financial derivatives used to hedge interest bearing instruments		**(170)**	54	89	**(42)**	94
Foreign currency (gains)/losses on certain intercompany bank and cash balances		**(34)**	170	59	**69**	(536)
Adjusted net financial items	D	**162**	98	160	**633**	1,083
Income tax	E	**(4,986)**	(5,658)	(4,965)	**(15,969)**	(19,251)
Tax effect on adjusting items	F	**128**	494	(220)	**877**	(1)
Adjusted net income	G = B+D+E+F	**2,191**	2,417	2,907	**7,444**	9,476
Less:						
Adjusting items	H = A+C	**(222)**	51	625	**(263)**	182
Tax effect on adjusting items		**128**	494	(220)	**877**	(1)
Net income/(loss)		**2,285**	1,872	2,501	**6,830**	9,296
Attributable to equity holders of the company		**2,282**	1,861	2,497	**6,810**	9,282
Attributable to non-controlling interests		**3**	12	4	**19**	14
Attributable to Equity holders in %	I	**99.9%**	99.4%	99.8%	**99.7%**	99.8%
Adjusted net income attributable to equity holders of the company	J = G x I	**2,188**	2,402	2,902	**7,423**	9,462
Weighted average number of ordinary shares outstanding (in millions)	K	**2,760**	2,850	2,971	**2,849**	3,043
Basic earnings per share (in USD)		**0.83**	0.65	0.84	**2.39**	3.05
Adjusted earnings per share (in USD)	L = J/K	**0.79**	0.84	0.98	**2.61**	3.11

1)   For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
2)   Restated due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Adjusted exploration expenses

(in USD million)	Quarters			Change	First nine months		Change
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	
E&P Norway exploration expenditures	188	184	179	5%	464	449	3%
E&P International exploration expenditures	153	170	52	>100%	423	176	>100%
E&P USA exploration expenditures	53	17	110	(51%)	115	227	(49%)
Group exploration expenditures	395	372	341	16%	1,002	852	18%
Expensed, previously capitalised exploration expenditures	6	(4)	24	(77%)	83	(117)	>(100%)
Capitalised share of current period's exploration activity	(107)	(90)	(175)	(39%)	(248)	(378)	(34%)
Impairment (reversal of impairment)	3	2	28	(90%)	5	37	(87%)
Exploration expenses according to IFRS Accounting Standards	296	279	218	36%	841	394	>100%
Items impacting net operating income/(loss)[1]	-	–	(28)	(100%)	-	(36)	(100%)
Adjusted exploration expenses	296	279	190	56%	841	357	>100%

1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.

48   Supplementary disclosures

PRESS RELEASE | THIRD QUARTER 2024 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Calculation of CFFO after taxes paid and net cash flow

CFFO information (in USD million)	Quarters			Change	First nine months		
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Cash flows provided by operating activities before taxes paid and working capital items	9,233	9,748	11,336	(19%)	28,670	37,126	(23%)
Taxes Paid	(2,986)	(7,850)	(3,743)	(20%)	(14,685)	(20,173)	(27%)
Cash flow from operations after taxes paid (CFFO after taxes paid)	6,247	1,898	7,594	(18%)	13,985	16,953	(18%)

Net cash flow information (in USD million)	Quarters			Change	First nine months		
	Q3 2024	Q2 2024	Q3 2023	Q3 on Q3	2024	2023	Change
Cash flow from operations after taxes paid (CFFO after taxes paid)	6,247	1,898	7,594	(18%)	13,985	16,953	(18%)
(Cash used)/received in business combinations	0	(467)	(100)	N/A	(467)	(1,155)	(60%)
Capital expenditures and investments	(3,098)	(2,950)	(2,652)	17%	(8,531)	(7,545)	13%
(Increase)/decrease in other interest-bearing items	(69)	(283)	(219)	>(100%)	(562)	(180)	>100%
Proceeds from sale of assets and businesses	6	50	0	>100%	115	118	(2%)
Dividend paid	(1,944)	(2,072)	(2,613)	(26%)	(6,665)	(8,199)	(19%)
Share buy-back	(4,564)	(398)	(531)	>100%	(5,511)	(5,071)	9%
Net Cash Flow	(3,422)	(4,222)	1,479	>(100%)	(7,636)	(5,079)	(50%)

Organic capital expenditures (in USD billion)	Quarters			First nine months	
	Q3 2024	Q2 2024	Q3 2023	2024	2023
Additions to PP&E, intangibles and equity accounted investments	3.1	4.8	3.2	11.3	10.7
Acquisition-related additions	0.0	1.5	0.2	1.8	2.7
Right of use asset additions	0.1	0.4	0.4	0.8	0.8
Other additions (with unique cash flow patterns)	0.0	0.0	0.0	0.0	0.0
Organic capital expenditures	3.1	2.9	2.6	8.7	7.2

49   Supplementary disclosures

PRESS
RELEASE

THIRD QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Calculation of capital employed and net debt to capital employed ratio

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 September 2024	At 31 December 2023
Shareholders' equity		44,352	48,490
Non-controlling interests		33	10
Total equity	A	44,385	48,500
Current finance debt and lease liabilities		7,169	7,275
Non-current finance debt and lease liabilities		22,427	24,521
Gross interest-bearing debt	B	29,596	31,796
Cash and cash equivalents		8,002	9,641
Current financial investments		22,712	29,224
Cash and cash equivalents and financial investment	C	30,714	38,865
Net interest-bearing debt [9]	B1 = B-C	(1,118)	(7,069)
Other interest-bearing elements[1]		2,243	2,030
Normalisation for cash-build up before tax payment (50% of Tax Payment)[2]		1,489	-
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities*	B2	2,615	(5,040)
Lease liabilities		3,493	3,570
Net interest-bearing debt adjusted*	B3	(878)	(8,610)

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 September 2024	At 31 December 2023
Calculation of capital employed*			
Capital employed	A+B1	43,267	41,431
Capital employed adjusted, including lease liabilities	A+B2	46,999	43,460
Capital employed adjusted	A+B3	43,507	39,890
Calculated net debt to capital employed*			
Net debt to capital employed	(B1)/(A+B1)	(2.6%)	(17.1%)
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	5.6%	(11.6%)
Net debt to capital employed adjusted	(B3)/(A+B3)	(2.0%)	(21.6%)

1) Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

PRESS
RELEASE

THIRD QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Forward-looking statements

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations; the commitment to develop as a broad energy company and diversify its energy mix; the ambition to be a leading company in the energy transition and reduce net group-wide greenhouse gas emissions; our ambitions and expectations regarding decarbonisation and delivering safe and reliable energy; future financial performance, including earnings, cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns; expectations regarding progress on the energy transition plan; expectations regarding performance of and cash flow and returns from Equinor's oil and gas portfolio, CCS projects and renewables and low carbon solutions portfolio; our expectations and ambitions regarding operated emissions, annual CO_2 storage and carbon intensity; plans and expectations regarding development of fields and projects; expectations, plans and ambitions for renewables production capacity, power generation and CO_2 transport and storage and investments in renewables and low carbon solutions, and the balance between oil and gas and renewables production; expectations and plans regarding development of renewables projects, CCUS and

hydrogen businesses and production of low carbon energy and CCS; our intention to optimise our portfolio; break-even considerations, targets and other metrics for investment decisions; future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price, currency and refinery assumptions; estimates of proved reserves; organic capital expenditures through 2024; expectations and estimates regarding production and development and execution of projects; estimates regarding oil and gas production and renewable power generation; the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; completion and results of acquisitions, disposals, divestments and other contractual arrangements and delivery commitments; expectations regarding capital distributions, including expected amount and timing of dividend payments and the implementation of our share buy-back programme; provisions and contingent liabilities, obligations or expenses; and expected impact of currency and interest rate fluctuations. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events, are based on management's current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on

circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility; unfavourable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; levels and calculations of reserves and material differences from reserves estimates; regulatory stability and access to resources, including attractive low carbon opportunities; the effects of climate change and changes in stakeholder sentiment and regulatory requirements regarding climate change; changes in market demand and supply for renewables; inability to meet strategic objectives; the development and use of new technology; social and/or political instability, including as a result of Russia's invasion of Ukraine and the conflict in the Middle East; failure to prevent or manage digital and cyber disruptions to our information and operational technology systems and those of third parties on which we rely; operational problems, including cost inflation in capital and operational expenditures; unsuccessful drilling; availability of adequate infrastructure at commercially viable prices; the actions of field partners and other third-parties; reputational damage; the actions of competitors; the actions of the Norwegian state as majority shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-compliance with laws and governmental regulations; adverse changes in tax regimes; the political and economic policies of Norway and other oil-producing countries; regulations on hydraulic fracturing and low-carbon value chains; liquidity, interest rate, equity and credit risks; risk of losses relating to trading and commercial supply

activities; an inability to attract and retain personnel; ineffectiveness of crisis management systems; inadequate insurance coverage; health, safety and environmental risks; physical security risks to personnel, assets, infrastructure and operations from hostile or malicious acts; failure to meet our ethical and social standards; non-compliance with international trade sanctions; and other factors discussed elsewhere in this report and in Equinor's Integrated Annual Report for the year ended December 31, 2023 (including section 5.2 - Risk factors thereof). Equinor's 2023 Integrated Annual Report is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources", that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Annual Report on Form 20-F for the year ended December 31, 2023, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

51   End notes

PRESS
RELEASE

THIRD QUARTER
2024 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

End notes

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. Equity volumes represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. Transactions with the **Norwegian state**. The Norwegian state, represented by the Ministry of Trade, Industry and Fisheries, is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian state, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian state's account and risk, and related expenditures are refunded by the State.

6. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7. The group's **average realised piped gas prices** include all realised piped gas sales, including both physical sales and related paper positions.

8. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

9. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.

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Johan Castberg FPSO leaving Klosterfjorden.